Form 10KSB, Exhibit 13
period 1997-06-30
AMTRUST CAPITAL CORP
filed 1997-09-22
CIK 934541

                              AmTrust Capital Corp.


























                               Annual Report 1997

                              AmTrust Capital Corp.


         TABLE OF CONTENTS

Letter to Stockholders..........................................  1
Selected Consolidated Financial Information.....................  2
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.................  4
Report of Independent Auditors.................................. 21
Consolidated Financial Statements............................... 22
Stockholder Information......................................... 45
Board of Directors and Officers................................. 47



                              FINANCIAL HIGHLIGHTS

                                  June 30, 1997
                                  -------------
                             (Dollars in Thousands)

            Total Assets..........................................  $72,245
            Total Loans...........................................   49,645
            Investment Securities.................................   14,216
            Deposits..............................................   53,523
            Borrowings............................................   10,902
            Net Income............................................      134
            Stockholders' Equity..................................    7,464
            Stockholders' Equity as a Percent of
               Assets.............................................     10.3%





================================================================================

                                 ANNUAL MEETING
The Annual Meeting of Stockholders of AmTrust Capital Corp. will be held on October 20, 1997 at 9:00 a.m. at the Company's office, located at 20 West Fifth Street, Peru, Indiana.
================================================================================

                              [AMTRUST LETTERHEAD]


                       PRESIDENT'S LETTER TO STOCKHOLDERS


                               September 22, 1997


To Our Stockholders:

         On behalf of your directors, officers and employees, it is my pleasure to report to you the fiscal 1997 financial results of AmTrust Capital Corp. (the "Company"), the parent company of AmericanTrust Federal Savings Bank ("AmericanTrust" or "Bank").

         In this last year, we added $253,000 to our net worth. Per share book value grew by more, however, because of the stock buy back that retired 5,000 shares. Net income per share was $.27 for a return on equity of 1.90%. Dividends paid in the fiscal year totaled $.10 per share. Return on assets for the fiscal year was .19%. AmericanTrust recorded a $170 thousand after tax charge due to the one time FDIC pre-tax special charge of $295,000. The FDIC mandated charge to recapitalize the SAIF fund amounted to 65.7 basis points based on the March 1995 deposits and applied to all Thrifts and Banks with SAIF insured deposits.

         Fiscal 1997 was every bit as tough as we anticipated. We are not satisfied with where we are, but we are pleased with how far we've come. In January, AmericanTrust entered into an arrangement with a consulting firm in order to enhance the Bank's long-term performance. This undertaking involves three strategies to increase earnings through both revenue enhancements and expense reductions, the decreasing of interest rate risk and a marketing plan to grow the Bank. At the time of this printing all three plans should be before your board of directors for final approval. Both long-term and short-term goals will be implemented and monitored on an ongoing basis to provide stockholders with better earnings, less risk and long-term growth.

         Since our Initial Public Offering in March of 1995, our Company's stock has appreciated more than 57% as of the close of business on June 30, 1997. Our stock still trades at a discount to book making it an exceptional value in today's market of record stock premiums. It will remain my focus to keep our momentum on the upswing. Thank you for your investment and support.

                                           Sincerely,


                                           Bruce M. Borst
                                           President and Chief Executive Officer

                                               AmTrust Capital Corp.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION(1)


                                                                                   June 30,
                                                          ---------------------------------------------------------
                                                            1997        1996         1995         1994        1993
                                                          --------    --------     --------      -------    -------
                                                                                (In Thousands)
Selected Consolidated Financial Condition Data:
-----------------------------------------------
Total assets.........................................      $72,245     $71,892      $68,013      $58,644     $56,738
Loans held for sale..................................        1,082       1,509        1,842        3,240      13,537
Loans, net...........................................       49,645      49,800       47,790       41,127      30,292
Investment securities available for sale.............       12,149      11,919        3,635        1,238         993
Investment securities held to maturity...............        2,067       2,613        7,941        9,182       6,018
Deposits.............................................       53,523      44,562       50,514       48,349      50,567
Total borrowings.....................................       10,902      19,500        9,500        6,250       2,500
Stockholders' equity.................................        7,464       7,211        7,637        3,591       3,136




                                                                            Year Ended June 30,
                                                         -----------------------------------------------------------
                                                            1997        1996         1995         1994        1993
                                                         ---------     ------       -------      -------     -------
                                                                              (In Thousands)
Selected Consolidated Operations Data:
--------------------------------------
Total interest income................................       $5,127      $4,957       $4,479       $4,124      $4,177
Total interest expense...............................        3,170       3,084        2,734        2,166       2,342
                                                            ------      ------       ------       ------      ------
    Net interest income..............................        1,957       1,873        1,745        1,958       1,835
Provision for loan losses............................           33         125           88          161          20
                                                            ------      ------       ------       ------      ------
    Net interest income after provision for loan losses      1,924       1,748        1,657        1,797       1,815
Gains on sales of loans and investment securities....          175         216          195          176         223
Gain on sale of deposits.............................          ---         181          ---          ---         ---
Gain on sale of premises and equipment...............          ---          80          ---          113         ---
Other non-interest income............................          381         370          199          199         136
                                                            ------      ------       ------       ------      ------
    Total non-interest income........................          556         847          394          488         359
    Total non-interest expense.......................        2,299       2,071        1,745        1,519       1,176
    Income before income tax, extraordinary item            ------      ------       ------       ------      ------
        and cumulative effect of change in
        accounting method............................          181         524          306          766         998
Income tax expense...................................           47         191          112          296         370
Utilization of net operating loss carryforward.......          ---         ---          ---          ---         233
Cumulative effect of change in accounting method ....          ---         ---          ---           30         ---
                                                            ------      ------       ------       ------      ------
    Net income.......................................       $  134      $  333       $  194       $  500      $  861
                                                            ======      ======       ======       ======      ======
    Net income per share.............................       $  .27      $  .63(2)

______________________________
(1) AmTrust Capital Corp. completed its initial public offering on March 28, 1995 and purchased all of the outstanding stock of AmericanTrust Federal Savings Bank. As a result, the information above represents the Bank only prior to March 28, 1995.
(2) Net income per share for prior periods is not meaningful since AmTrust Capital Corp. completed its initial offering on March 28, 1995.

                                                                                    Year Ended June 30,
                                                                  -----------------------------------------------------
                                                                    1997        1996        1995        1994       1993
                                                                  -------     -------     -------      ------     -----
Selected Financial Ratios and Other Data:
-----------------------------------------
  Dividends per share.....................................         $ .10         ---         ---         ---        ---
  Dividend pay out ratio..................................         37.03%        ---%        ---%        ---%       ---%

Performance Ratios:
  Return on assets (ratio of net income to average
     total assets)........................................           .19         .47         .30         .88       1.66
  Return on equity capital (ratio of net income to
     average equity)......................................          1.90        4.63        4.06       14.51      31.47
  Interest rate spread (average during year)..............          2.68        2.48        2.68        3.52       3.54
  Net interest margin(1)..................................          2.90        2.80        2.84        3.63       3.69
  Ratio of operating expense to average total assets......          3.19        2.95        2.67        2.66       2.26
  Ratio of average interest-earning assets to average
     interest-bearing liabilities.........................        104.81      107.13      103.46      102.66     103.19

Quality Ratios:
 Non-performing assets to total assets, at end of period(2)         3.64        3.38        1.35        2.60       2.69
 Non-performing loans to total loans, at end of period(3).          4.81        4.66        1.85        3.32       3.39
 Allowance for losses on loans to non-performing assets,
    at end of period......................................         19.92       20.31       43.67       21.92      12.60
 Allowance for losses on loans to total loans, at end of
    period................................................          1.02         .95         .81         .75        .44
 Allowance for losses on loans to non-performing loans,
    at end of period......................................         21.43       20.68       43.67       22.54      12.86

Capital Ratios:
 Equity to total assets, at end of period.................         10.33       10.03       11.23        6.12       5.53
 Average equity to average assets.........................          9.80       10.23        7.31        6.03       5.27

Other Data:
 Number of full-service offices...........................          2           2           3           3          3

__________________
(1)      Net interest income divided by average interest-earning assets.
(2) Non-performing assets include non-accruing loans, accruing loans 90 days or more past due, restructured loans and real estate owned.
(3) Non-performing loans include non-accruing loans, accruing loans 90 days or more past due and restructured loans.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

         AmTrust Capital Corp. (the "Company") is a Delaware corporation. Since the Company only recently began operations, certain of the financial information presented herein prior to March 28, 1995 relates primarily to AmericanTrust Federal Savings Bank ("AmericanTrust" or the "Bank"), a wholly owned subsidiary and predecessor of the Company. All references to the Company at or before March 28, 1995 refer to the Bank and its subsidiary on a consolidated basis.

         The Company is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and level of personal income and savings. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities include deposits, payments on loans and other investments, borrowings, sale of assets and other funds provided from operations.

Financial Condition

         June 30, 1997 Compared to June 30, 1996. Total assets increased $353,000, or .5%, to $72.2 million at June 30, 1997 from $71.9 million at June 30, 1996 due to increases in cash and other interest-bearing deposits.

         Investment Securities available for sale and held to maturity decreased $316,000 to $14.2 million at June 30, 1997 from $14.5 million at June 30, 1996.
This decrease was due to principal repayments.

         Loans and loans held for sale decreased approximately $583,000, or 1.1%, to $50.7 million at June 30, 1997 compared to $51.3 million at June 30, 1996 as loan repayments and sales exceeded loan originations. During fiscal 1997, the Company originated $8.4 million of loans secured by one- to four-family real estate (of which $6.3 million were sold in the secondary market) and $8.9 million in consumer loans.

         Advances from Federal Home Loan Bank (the "FHLB") decreased $8.6 million from $19.5 million at June 30, 1996 to $10.9 million at June 30, 1997. The decrease was due to an increase in deposits used to repay advances.

         Deposits increased $8.9 million from $44.6 million at June 30, 1996 to $53.5 million at June 30, 1997 due primarily to an increase of $8.6 million in public funds.

         Stockholders' equity increased to $7.5 million at June 30, 1997 from $7.2 million at June 30, 1996. This increase was primarily a result of net income of $134,000 and a decrease of unrealized losses on securities available for sale of $137,000.

         June 30, 1996 Compared to June 30, 1995. Total assets increased $3.9 million, or 5.7%, to $71.9 million at June 30, 1996 from $68.0 million at June 30, 1995 due to increases in net loans and investment securities.

         Investment securities available for sale and held to maturity increased $2.9 million to $14.5 million at June 30, 1996 from $11.6 million at June 30, 1995. This increase was due to purchases of investment securities of $10.0 million, which offset sales and repayments of $7.1 million. The Company utilized funds from FHLB advances to purchase securities with maturities similar to the FHLB advances.

         Loans and loans held for sale increased approximately $1.8 million, or 3.6%, to $51.8 million at June 30, 1996 compared to $50.0 million at June 30, 1995 as loan originations exceeded loan sales and repayments. During fiscal 1996, the Company originated $15.3 million of loans secured by one- to four-family real estate (of which $12.9 million were sold in the secondary market) and $7.4 million in consumer loans.

         Advances from FHLB increased $10.0 million from $9.5 million at June 30, 1995 to $19.5 million at June 30, 1996. The additional borrowings were principally used to purchase investment securities with similar maturities, and to fund $5.1 million in deposits sold in April, 1996.

         Deposits decreased $5.9 million from $50.5 million at June 30, 1995 to $44.6 million at June 30, 1996 due primarily to the sale of deposits of $5.1 million.

         Stockholders' equity decreased to $7.2 million at June 30, 1996 from $7.6 million at June 30, 1995. This decrease was a result of repurchased stock of $535,000, and an increase in unrealized losses on securities available for sale, net of tax, of $269,000. The decreases were partially offset by increases of $37,000 as unearned Employee Stock Ownership Plan (the "ESOP") shares were earned, additional paid in capital of $8,000 due to the increase in the stock price of the earned ESOP shares, and net income of $333,000.

Results of Operations

         The Company's results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. The Company's operations are also affected by non-interest income, such as customer deposit service charges, gains on sales of assets and loan fees. The Company's principal operating expenses consist of salaries and employee benefits, deposit insurance assessments, equipment and occupancy costs, provisions for losses on loans, advertising and promotion expenses and other general and administrative expense.

Comparison of Operating Results for Years Ended June 30, 1997 and 1996

         General. Net income for the fiscal year ended June 30, 1997 decreased $199,000 to $134,000 for fiscal 1997 from $333,000 for fiscal 1996. The decrease was primarily a result of the one-time FDIC special assessment to recapitalize the SAIF of $170,000, net of tax. Absent the one-time special assessment, net income for the year would have been $304,000.

         Net Interest Income. Net interest income increased from $1.9 million for fiscal 1996 to $2.0 million for fiscal 1997.

         Interest Income. Interest income for the fiscal years ended June 30, 1997 and June 30, 1996, was $5.1 million and $5.0 million, respectively. The increase in fiscal 1997 over fiscal 1996 was due to an increase in the average balance of interest-earning assets as well as an increase in yields on such assets from 7.42% in fiscal 1996 to 7.61% in fiscal 1997. Average interest-earning assets were $67.4 million and $66.8 million for the fiscal years ended June 30, 1997 and June 30, 1996, respectively.

         Interest Expense. Interest expense for fiscal 1997 and 1996, was $3.2 million and $3.1 million, respectively. The increase in interest expense of $86,000 in fiscal 1997 over fiscal 1996 was due primarily to an increase in the average balance of interest-bearing liabilities as cost of funds decreased from 4.94% in fiscal 1996 to 4.93% in fiscal 1997. The average balance of interest-bearing liabilities was $64.3 million for fiscal 1997 compared to $62.3 million for fiscal 1996. The Company's cost of funds on deposits decreased to 4.54% in fiscal 1997 from 4.66% in fiscal 1996. The cost of funds on FHLB advances also increased from 6.03% in fiscal 1996 to 6.24% in fiscal 1997. The average balance of interest-bearing liabilities increased due to the Company's use of FHLB advances to fund loan demand. Average FHLB advances increased from $12.8 million during fiscal 1996 to $14.6 million in fiscal 1997.

         Other Income. Other income for fiscal 1997 was $556,000 compared to $847,000 for fiscal 1996, a decrease of $291,000. The decrease is primarily a result of a gain of $261,000 on the sale of the Warsaw, Indiana branch building and deposits in fiscal 1996. Other decreases included a decrease in gains on loans held for sale of $25,000, a decrease in service charges on deposit accounts of $21,000 and a decrease of $14,000 on loan fees. These decreases in other income were partially offset by an increase in annuity and other commissions of $46,000 as a result of the purchase of a title company in December 1995.

         Other Expenses. Other expenses increased $228,000 from $2.1 million for fiscal 1996 to $2.3 million for fiscal 1997. An increase of $45,000 was in salaries and employee benefits due to increased expenses related to additional employees at the title company. The primary reason for the increase in other expenses related to an increase in FDIC premiums of $243,000 as a result of the one-time FDIC special assessment to recapitalize the SAIF. This increase was partially offset by savings in net occupancy expenses and data processing fees related to the sale of the Warsaw branch facility and deposits.

         Provision for Loan Losses. The Company's provision for loan losses for the fiscal years ended June 30, 1997 and 1996 was $33,000 and $125,000, respectively. At June 30, 1997 and 1996, the Company's allowance for losses on loans to total loans was 1.02% and .95%, respectively. The allowance represented 21.43% and 20.68%, of non-performing loans at June 30, 1997 and 1996. The change in the provision for loan losses is based upon the level and condition of non-performing loans and management's evaluation of the Bank's existing loan portfolio (including the increase in and change in the mix of such portfolio) for losses inherent in the portfolio, reviewing existing delinquencies and troubled loans, evaluating historical loan loss trends and considering the interest rate environment and its impact on borrowers' continuing ability to repay their loans. Consumer loans may entail greater risk than traditional residential mortgage lending, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets such as automobiles or mobile homes. At June 30, 1997 and 1996, non-performing loans were $2.44 million and $2.39 million, respectively or 4.8% and 4.7%, of total loans, respectively. Future additions to the allowance for losses on loans are dependent upon the performance of the loan portfolio, the economy, changes in real estate values, interest rates and inflation.

         Bennett Funding Group, Inc. The Company has a business relationship with Bennett Funding Group, Inc. ("BFGI") which filed for Chapter 11 bankruptcy protection on March 29, 1996. From 1992 to 1995, the Company purchased commercial lease contracts covering business equipment from BFGI, for which BFGI acts as the servicer. At June 30, 1997, the book value of the Company's lease contracts totaled $817,000. In addition, the Company had $674,000 in Short Term Dealer Contracts with Bennett Leasing Corporation ("BLC") which was later included in the bankruptcy proceedings. Newspapers reports have indicated that BFGI may have utilized fictitious leases in some of its business activities. The Securities and Exchange Commission has filed a criminal and civil suit against an officer of BFGI which alleges various fraudulent actions including the sale of the same leases to two or more buyers. Reserves of $67,000 have been recorded for probable losses as a result of lease prepayments. In addition, reserves of $149,000 have been allocated to the leases for other potential losses. The Company is continuing to evaluate the allegations against BFGI and BLC and the effect that the bankruptcy filing will have on its leases and its security. Until the evaluation is complete, management is unable to predict with any certainty the effects of the bankruptcy on the Company.

         Income Tax Expense. Income tax expense for the fiscal years ended June 30, 1997 and 1996 was $47,000 and $191,000, respectively. Income tax expense decreased $144,000 from fiscal 1996 to fiscal 1997 as a result of a decrease in pretax income.

Comparison of Operating Results for Years Ended June 30, 1996 and 1995

         General. Net income for the fiscal year ended June 30, 1996 increased $139,000 to $333,000 for fiscal 1996 from $194,000 for fiscal 1995. The increase was primarily due to an increase in net interest income of $128,000 and an increase in non-interest income of $453,000. These increases in income were partially offset by increases in the provision for loan losses of $36,000, an increase in other expenses of $326,000 and an increase in income tax expense of $80,000.

         Net Interest Income. Net interest income increased from $1.7 million for fiscal 1995 to $1.9 million for fiscal 1996.

         Interest Income. Interest income for the fiscal years ended June 30, 1996 and June 30, 1995, was $5.0 million and $4.5 million, respectively. The increase in fiscal 1996 over fiscal 1995 was due to an increase in the average balance of interest-earning assets as well as an increase in yields on such assets from 7.28% in fiscal 1995 to 7.42% in fiscal 1996.

         Average interest-earning assets were $66.8 million and $61.5 million for the fiscal years ended June 30, 1996 and June 30, 1995, respectively. The increase in the average balance of interest-earning assets was due to increased loan originations as well as an increase in investment securities.

         Interest Expense. Interest expense for fiscal 1996 and 1995, was $3.1 million and $2.7 million, respectively. The increase in interest expense of $350,000 in fiscal 1996 over fiscal 1995 was due primarily to an increase in the average rate paid on interest-bearing liabilities from 4.60% in fiscal 1995 to 4.94% in fiscal 1996. The average balance of interest-bearing liabilities was $62.3 million for fiscal 1996 compared to $59.5 million for fiscal 1995. The Company's cost of funds on deposits increased to 4.7% in fiscal 1996 from 4.3% in fiscal 1995. The cost of funds on FHLB advances also increased from 5.83% in fiscal 1995 to 6.03% in fiscal 1996. The average balance of interest-bearing liabilities increased due to the Company's use of FHLB advances to fund loan demand, deposits sold, and purchases of mortgage-backed securities with maturities similar to the FHLB advances. Average FHLB advances increased from $12.5 million during fiscal 1995 to $12.8 million in fiscal 1996.

         Other Income. Other income for fiscal 1996 was $847,000 compared to $394,000 for fiscal 1995, an increase of $453,000. The increase is primarily a result of a gain of $261,000 on the sale of the Warsaw, Indiana branch building and $5.1 million in deposits and an increase of $76,000 in gains on sales of mortgage loans. Other increases in fees and commissions of $171,000 were partially offset by a decrease in gains on the sales of investment securities of $55,000.

         Other Expenses. Other expenses increased $326,000 from $1.7 million for fiscal 1995 to $2.1 million from fiscal 1996. An increase of $101,000 was in salaries and employee benefits due to increased expenses related to mortgage banking activities, the addition of the limited service facility opened in January, 1995, in Peru, Indiana, and the addition of six employees at U.S. Title in December, 1995. Other increases such as occupancy expenses of $39,000, data processing of $12,000, equipment expenses of $9,000 and other expenses of $110,000 were primarily a result of the addition of the two facilities. Legal expenses also increased $46,000 primarily due to AmTrust becoming a public company in March, 1995. Expenses relating to customer deposit account expense increased $19,000 due to increased transaction costs. Deposit insurance increased $5,000 due to a higher deposit base early in the fiscal year. A partial offset was a decrease of $15,000 in advertising expenses.

         Provision for Loan Losses. The Company's provision for loan losses for the fiscal years ended June 30, 1996 and 1995 was $125,000 and $88,000, respectively. At June 30, 1996 and 1995, the Company's allowance for losses on loans to total loans was .95% and .81%, respectively. The allowance represented 20.68% and 43.67%, of non-performing loans at June 30, 1996 and 1995. The change in the provision for loan losses is based upon the level and condition of non-performing loans and management's evaluation of the Bank's existing loan portfolio (including the increase in and change in the mix of such portfolio) for losses inherent in the portfolio, reviewing existing delinquencies and troubled loans, evaluating historical loan loss trends and considering the interest rate environment and its impact on borrowers' continuing ability to repay their loans. The increased provision in fiscal 1996 as compared to fiscal 1995 was primarily related to the bankruptcy of Bennett Funding Group, Inc. Consumer loans may entail greater risk than traditional residential mortgage lending, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets such as automobiles or mobile homes. At June 30, 1996 and 1995, non-performing loans were $2.4 million and $916,000, respectively or 4.7% and 1.9%, of total loans, respectively. Future additions to the allowance for losses on loans are dependent upon the performance of the loan portfolio, the economy, changes in real estate values and interest and inflation.

         Bennett Funding Group, Inc. The Company has a business relationship with Bennett Funding Group, Inc. ("BFGI") which filed for Chapter 11 bankruptcy protection on March 29, 1996. From 1992 to 1995, the Company purchased commercial lease contracts covering business equipment from BFGI, for which BFGI acts as the servicer. At June 30, 1996, the book value of the Company's lease contracts totaled $817,000. In addition, the Company had $674,000 in Short Term Dealer Contracts with Bennett Leasing Corporation ("BLC") which was later included in the bankruptcy proceedings. Newspapers reports have indicated that BFGI may have utilized fictitious leases in some of its business activities. The Securities and Exchange Commission has filed a criminal and civil suit against an officer of BFGI which alleges various fraudulent actions including the sale of the same leases to two or more buyers. Reserves of $15,000 have been recorded for probable losses as a result of lease prepayments. In addition, reserves of $156,000 have been allocated to the leases for potential losses. The Company is continuing to evaluate the allegations against BFGI and BLC and the effect that the bankruptcy filing will have on its leases and its security. Until the evaluation is complete, management is unable to predict with any certainty the effects of the bankruptcy on the Company.

         Income Tax Expense. Income tax expense for the fiscal years ended June 30, 1996 and 1995 was $191,000 and $112,000, respectively. Income tax expense increased $79,000 from fiscal 1995 to fiscal 1996 as a result of an increase in pretax income.

Average Balances, Interest Rates and Yields

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.


                                                               Year Ended June 30,
                                     ------------------------------------------------------------------------------------
                                                   1997                          1996                          1995
                                     ------------------------------------------------------------------------------------
                                      Average    Interest            Average   Interest             Average  Interest
                                     Outstanding  Earned/  Yield/ Outstanding  Earned/   Yield/  Outstanding Earned/ Yield/
                                       Balance     Paid     Rate    Balance     Paid      Rate     Balance    Paid    Rate
                                     ----------  --------  ------ ----------- --------   ------  ----------- ------- ---------
                                                             (Dollars in Thousands)
Assets:
 Interest-earning assets
   Interest-bearing deposits with
     other financial institutions     $    873    $    55    6.30%  $  2,520   $  132      5.24%  $ 2,167    $  105      4.85%
   Loans(1).....................        50,896      3,997    7.85     50,323    3,950      7.85    47,440     3,519      7.42
   Investment securities, including
      FHLB stock................        15,618      1,075    6.88     13,988      875      6.26    11,905       855      7.18
                                      --------    -------            -------   ------             -------    ------
    Total interest-earning assets(1)    67,387      5,127    7.61     66,831    4,957      7.42    61,512     4,479      7.28
                                                  -------                      ------                        ------
 Non-interest-earning assets....         4,598                         3,370                        3,788
                                      --------                       -------                      -------
    Total assets................       $71,985                       $70,201                      $65,300
                                      ========                       =======                      =======
Liabilities and Equity:
 Interest-bearing liabilities
   Savings deposits.............       $11,540        400    3.47    $12,878      446      3.46   $15,272       562      3.68
   NOW deposits.................         6,901        166    2.41      7,345      169      2.30     6,920       171      2.47
   Certificate accounts.........        31,235      1,691    5.41     29,391    1,699      5.78    24,719     1,270      5.14
   FHLB advances................        14,618        913    6.24     12,771      770      6.03    12,542       731      5.83
                                       -------    -------            -------   ------             -------    ------
    Total interest-bearing liabilities  64,294      3,170    4.93     62,385    3,084      4.94    59,453     2,734      4.60
                                                  -------                      ------                        ------
   Other liabilities............           637                           632                        1,074
                                       -------                       -------                      -------
     Total liabilities..........        64,931                        63,017                       60,527
 Equity.........................         7,054                         7,184                        4,773
                                       -------                       -------                      -------
     Total liabilities and equity      $71,985                       $70,201                      $65,300
                                       =======                       =======                      =======
Net interest income.............                   $1,957                      $1,873                        $1,745
                                                   ======                      ======                        ======
Net interest rate spread........                             2.68                          2.48                          2.68
Net interest-earning assets.....       $ 3,093                        $4,446                      $ 2,059
                                       =======                       =======                      =======
Net yield on average interest-
  earning assets................                             2.90                          2.80                          2.84
Average interest-earning asset
  to average interest-bearing
  liabilities...................        104.81%                       107.13%                      103.46%

_______________
(1) Calculated net of deferred loan fees, loan discounts, loans in process, allowance for loan losses. In addition, non-accrual loans have been included in the average balances.

Rate/Volume Analysis of Net Interest Income

         The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                      Year Ended June 30,
                                             ----------------------------------------------------------------------
                                                       1997 vs. 1996                       1996 vs. 1995
                                             ----------------------------------------------------------------------
                                             Increase (Decrease)      Total      Increase (Decrease)       Total
                                                   Due to           Increase           Due to            Increase
                                             -------------------                 -------------------
                                             Volume       Rate     (Decrease)     Volume      Rate      (Decrease)
                                             ------       ------   ----------    -------      ------    -----------
                                                                        (In Thousands)
Interest-earning assets:
  Interest-bearing deposits with other
      financial institutions...............     $ (100)       $ 23   $ (77)       $  18      $   9        $   27
  Loans....................................         45           2      47          220        211           431
  Securities, including FHLB stock.........        107          93     200          138       (118)           20
                                                ------       -----   -----        -----      ------        ------
    Total interest-earning assets..........      $  52        $118     170         $376      $ 102           478
                                                ======       =====   -----        =====      ======        ------
Interest-bearing liabilities:
  Savings deposits.........................     $  (46)      $ ---   $ (46)        $(84)     $ (32)        $(116)
  NOW deposits.............................        (10)          7      (3)          10        (12)           (2)
  Certificate accounts.....................        103        (111)     (8)         258        171           429
  FHLB advances............................        115          28     143           14         25            39
                                                ------       -----   -----         ----      -----         -----
    Total interest-bearing liabilities.....      $ 162       $ (76)     86         $198      $ 152           350
                                                ======       =====   -----         ====      =====         -----
Net interest income........................                           $ 84                                 $ 128
                                                                     =====                                 =====

         The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings deposits and other interest-bearing liabilities and the resultant interest rate spreads at the dates indicated. Weighted average balances are based on monthly balances.


                                                                                 Year Ended June 30,
                                                                     -----------------------------------------
                                                                      1997        1996        1995        1994
                                                                     -----------------------------------------
Weighted average yield on:
  Interest-bearing deposits with other financial institutions....    6.30%       5.24%       4.85%       4.24%
  Loans..........................................................    7.85        7.85        7.42        7.86
  Securities, including FHLB stock...............................    6.88        6.26        7.18        7.26
    Combined weighted average yield on interest-earning
        assets...................................................    7.61        7.42        7.28        7.64

Weighted average rate paid on:
  Savings deposits...............................................    3.47        3.46        3.68        3.27
  NOW deposits...................................................    2.41        2.30        2.47        2.84
  Certificate accounts...........................................    5.41        5.78        5.14        5.10
  FHLB advances..................................................    6.24        6.03        5.83        3.96
    Combined weighted average rate paid on interest-
        bearing liabilities......................................    4.93        4.94        4.60        4.12

Spread...........................................................    2.68        2.48        2.68        3.52

Asset/Liability Management

         The Company is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their riskbased capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Regulations do exempt all institutions under $300 million in assets and risk-based capital exceeding 12% from reporting information to calculate exposure and making any deductions from risk-based capital. At June 30, 1997, the Bank's total assets were $72.2 million and risk-based capital was 16.8% and the Bank would have been exempt from calculating or making any risk-based capital reduction.

         The Bank's management feels interest-rate risk is an important factor and makes all reports necessary to the OTS to calculate interest-rate risk on a voluntary basis. At June 30, 1997, 2% of the present value of the Bank's assets was approximately $1.4 million which was less than the greatest decrease in NPV resulting from a 200 basis point change in interest rates. As a result, the Bank would have been required to make a deduction from total capital in calculating its risk- based capital requirement had this rule been in effect on such date and had the Bank not been exempt from reporting on such date. Based on June 30, 1997, net NPV information the amount of the Bank's deduction from capital, had it been subject to reporting, would have been approximately $450,000.

         It has been and continues to be a priority of the Board of Directors and management to manage interest rate risk and thereby limit any negative effect of changes in interest rates on the NPV. The Bank's Interest Rate Risk Policy, established by the Board of Directors, promulgates acceptable limits on the amount of change in NPV given certain changes in interest rates. Specific strategies have included the sale of most long-term, fixed-rate loans to reduce the average maturity of the Bank's interest-earning assets and the use of FHLB advances to lengthen the effective maturity of its interest-bearing liabilities.

         Presented below, as of June 30, 1997, is an analysis of the Bank's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments, compared to the limits set by the Board. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest risk of the thrifts it regulates. Based upon assumptions at June 30, 1997, the NPV of the Bank's assets was $69.2 million. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of the Bank.

    Assumed
   Change in                                    At June 30, 1997                        At June 30, 1996
Interest Rates       Board Limit       ------------------------------------     -----------------------------------
(Basis Points)     % Change in NPV     $ Change in NPV      % Change in NPV     $ Change in NPV     % Change in NPV
--------------     ---------------     ---------------      ---------------     ---------------     ---------------
   +300                  -57              -3,571                  -82               -1,891               -27
   +200                  -46              -2,340                  -54               -1,171               -17
   +100                  -35              -1,128                  -26                 -518                -7
      0                    0                   0                    0                    0                 0
   -100                  -35                 956                   22                 +309                +4
   -200                  -46               1,825                   42                 +459                +7
   -300                  -57               2,906                   67                 +702               +10


         In the event of a 300 basis point change in interest rate based upon estimates as of June 30, 1997, the Bank would experience a 67% increase in NPV in declining rate environment and a 82% decrease in NPV in a rising rate environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by the Bank in recent periods was due to the increased use of relatively short-term FHLB advances to fund its investment in loans with substantially longer maturities than the advances and the Bank's use of an interest rate which lags behind market rates to adjust the interest rate on its ARM loans originated prior to June 1995. In June 1995, the Bank changed the interest rate index it utilized for its ARM products. To the extent that the Bank continues to use liabilities with shorter terms to maturity than the assets in which it invests, the Bank will continue to experience increased levels of interest rate risk in a rising interest rate environment.

         In evaluating the Bank's exposure to interest rate risk, certain shortcomings, inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

Liquidity and Capital Resources

         Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings deposit withdrawals and pay operating expenses. The Company's primary sources of funds are deposits, proceeds from principal and interest payments on loans (both scheduled and prepayments) and investment and mortgage-backed securities. The Company attempts to price its deposits to meet asset/liability objectives discussed above, consistent with local market conditions. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions and competition. In a period of declining interest rates, it is anticipated that mortgage prepayments would increase. As a result, these proceeds from mortgage prepayments would be invested in lower yielding loans or other investments thus reducing interest income. In contrast, in a period of rising interest rates, it is anticipated that mortgage prepayments would decrease thereby reducing the proceeds from such prepayments that would be available for investment in higher yielding loans or investments which would have the effect of increasing interest income.

         The Company's most liquid asset is cash. At June 30, 1997, 1996 and 1995, cash totaled $1.5 million, $1.1 million and $1.1 million, respectively. The level of cash is dependent on the Company's operating, financing and investing activities. These activities are discussed below for the fiscal years ended June 30, 1997, 1996 and 1995.

         Year Ended June 30, 1997 Compared to Year Ended June 30, 1996. During the fiscal year ended June 30, 1997, cash increased $386,000 and interest-earning deposits increased $415,000. In addition, interest-bearing deposits increased $9.0 million and FHLB advances decreased $8.6 million. The increase in deposits was used to repay advances.

         Year Ended June 30, 1996 Compared to Year Ended June 30, 1995. During the fiscal year ended June 30, 1996, cash decreased $1,000 and interest-earning deposits decreased $1.5 million. In addition, FHLB advances increased $10.0 million. These funds were used to fund the $5.1 million deposit sale, increase loans and to purchase investment securities.

         The primary investing activity of the Company is the origination of mortgage and consumer loans and the purchase of mortgage-backed securities and other securities. During the fiscal years ended June 30, 1997, 1996 and 1995, the Company originated mortgage loans of $8.4 million, $15.3 million and $11.5 million, respectively. The Company originated $8.9 million, $7.3 million and $9.0 million, respectively, of consumer loans during fiscal 1997, 1996 and 1995. During its year ended June 30, 1995, mortgage-backed securities purchased were$3.0 million.

         Liquidity management for the Company is both a daily and long-term function of the Company's management strategy. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) projected purchases of investment and mortgage-backed securities, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) liquidity of its asset/liability management program. Excess funds are generally invested in short-term investments such as short-term deposits and U.S. Agency obligations. In the event that the Company should require funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB of Indianapolis. Such borrowings, which must be collateralized, are limited by federal law to 20 times the amount paid for capital stock of the FHLB and are typically limited by FHLB policy to 50% of the Company's adjusted assets (total assets less borrowings). At June 30, 1997, the Company had $10.9 million in outstanding advances from the FHLB of Indianapolis and $1.0 million of FHLB stock. The Company has the ability to purchase additional stock from the FHLB which would be necessary for the Company to increase its FHLB borrowings.

         At June 30, 1997, the Company had outstanding loan commitments of $947,000. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from June 30, 1997 totaled $24.8 million. Management believes that a significant portion of such deposits will remain with the Company.

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions, is based upon a percentage of deposits and short-term borrowings. The required ratio at June 30, 1997 was 5%. The Bank's liquidity ratios were 11.3% and 9.3%, respectively, at June 30, 1997 and June 30, 1996.

         As a federally chartered savings bank, the Bank is required to maintain a minimum level of regulatory capital. At June 30, 1997, the Bank exceeded all of its capital requirements on a fully phased-in basis. The following table sets forth AmericanTrust's compliance with its capital requirements at June 30, 1997.


                                              At June 30, 1997
                                              -----------------
                                              Amount(1) Percent
                                              ------    -------
Tangible Capital:
   Capital level.......................       $7,260      10.1%
   Requirement.........................        1,083       1.5
                                              ------      ----
   Excess..............................       $6,177       8.6%
                                              ======      ====
Core Capital:
   Capital level.......................       $7,260      10.1%
   Requirement(2)......................        2,165       3.0
                                              ------      ----
   Excess..............................       $5,095       7.1%
                                              ======      ====
Risk-Based Capital:
   Capital level.......................       $7,642      16.8%
   Requirement(3)......................        3,640       8.0
                                              ------      ----
   Excess..............................       $4,002       8.8%
                                              ======      ====
_____________________________
(1) Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.
(2) In April 1991, the OTS proposed a core capital requirement for savings associations comparable to the requirement for national banks that became effective December 31, 1990. The proposal calls for an OTS core capital requirement of at least 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness, with a 4% to 5% core capital requirement for all other thrifts.
(3)      Includes $382,000 of general valuation allowances.


Impact of New Accounting Standards and Changes in Federal Tax Law

         Accounting for Mortgage Servicing Rights. During 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 122 entitled Accounting for Mortgage Servicing Rights. SFAS No. 122 pertains to mortgage banking enterprises and financial institutions that conduct operations that are substantially similar to the primary operations of a mortgage banking enterprises. SFAS No. 122 eliminates the accounting distinction between mortgage servicing rights that are acquired through loan origination activities and those acquired through purchase transactions. Under SFAS No. 122, if a mortgage banking enterprise sells or securitizes loans and retains the mortgage servicing rights, the enterprise must allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the rights) based on their relative fair values if it is practicable to estimate those fair values. If it is not practicable, the entire cost should be allocated to the mortgage loans and no cost should be allocated to the mortgage servicing rights. An entity would measure impairment of mortgage service rights and loans based on the excess of the carrying amount of the mortgage servicing rights portfolio over the fair value of that portfolio.

         SFAS No. 122 is to be applied prospectively in fiscal years beginning after December 15, 1995, to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights. The adoption of SFAS No. 122 on July 1, 1996 did not have a significant impact on financial condition and results of operations.

         Accounting for Stock-Based Compensation. The FASB has issued SFAS No. 123, Accounting for Stock-Based Compensation. This Statement establishes a fair value based method of accounting for stock-based compensation plans. The FASB encourages all entities to adopt this method for accounting for all arrangements under which employees receive shares of stock or other equity instruments of the employer, or the employer incurs liabilities to employees in amounts based on the price of its stock.

         Due to the extremely controversial nature of this project, the Statement permits a company to continue the accounting for stock-based compensation prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. If a company elects that option which the Company did during fiscal year ended June 30, 1997, pro forma disclosures of net income (and EPS, if presented) are required in the footnotes as if the provisions of this Statement had been used to measure stock-based compensation.

         The disclosure requirements of Opinion No. 25 have been superseded by the disclosure requirements of this Statement.

         Once an entity adopts that fair value based method for accounting for these transactions, that election cannot be reversed.

         Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Statement No. 125 entitled Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, breaks new ground in resolving long-standing questions about whether transactions should be accounted for as secured borrowings or as sales. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are considered secured borrowings.

         A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets only if all of the following conditions are met:

         o        The transferred assets have been isolated from the transferor
                  - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

         o Each transferee obtains the right - free of conditions that constrain it from taking advantage of that right - to pledge or exchange the transferred assets, or the transferee is a qualifying special-purpose entity and the holders of beneficial interest in that entity have the right - free of conditions that constrain them from taking advantage of that right - to pledge or exchange those interests.

         o The transferor does not maintain effective control over the transferred assets through an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity, or an agreement that entitles the transferor in repurchase or redeem transferred assets are not readily obtainable.

         This Statement provides detailed measurement standards for assets and liabilities included in these transactions. It also includes implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interest, servicing of financial assets, securitization, transfers or sales type and direct financing lease receivables, securities lending transactions, repurchase agreements, "wash sales," loan syndications and participation, risk participation in banker's acceptances, factoring arrangements, transfers of receivables with recourse and extinguishment of liabilities.

         The Statements supersedes FASB Statements No. 76, Extinguishment of Debt, and No. 77, Reporting by Transferors for Transfers of Receivables with Recourse, and No. 122, Accounting for Mortgage Servicing Rights and amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, in addition to clarifying or amending a number of other statements and technical bulletins.

         This Statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 and is to be applied prospectively. Earlier or retroactive application is not permitted. The adoption of SFAS No. 125 during 1997 did not have a significant impact on financial condition or results of operations.

         In February 1997, the FASB issued SFAS No. 128, Earnings per Share, establishing standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock, as well as any other entity that chooses to present EPS in its financial statements.

         This Statement simplifies the current standards of APB Opinion No. 15, Earnings per Share, and makes them comparable to international EPS standards. It eliminates the presentation of primary EPS and requires presentation of basic EPS (the principal difference being that common stock equivalents are not considered in the computation of basic EPS). It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation of the numerator and denominator of the diluted EPS computation.

         Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if the potential common shares were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to that of fully diluted EPS pursuant to Opinion No. 15.

         The Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted. The Statement requires restatement of all prior-period EPS data presented.

         In February 1997, the FASB issued SFAS No. 129, Disclosure of Information about Capital Structure, continuing the current requirements to disclose certain information about an entity's capital structure found in APB Opinion No. 10, Omnibus Opinion -- 1966, Opinion No. 15, and SFAS No. 47, Disclosure of Long-Term Obligations. It consolidates specific disclosure requirements from those standards. SFAS No. 129 is effective for our financial statements issued for periods ending after December 15, 1997, including interim periods.

         In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, establishing standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

         SFAS No. 130 will also require the Company to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

         The Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

         In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishing standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This Statement supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirement to report information about major customers. It amends SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries, to remove the special disclosure requirements for previously unconsolidated subsidiaries.

         SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

         This Statement requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets and other amounts disclosed for segments to corresponding amounts in the enterprise's general-purpose financial statements. This statement also requires that a public business enterprise report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements and changes in the measurement of segment amounts from period to period.

         SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. This Statement need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application.

Impact of Inflation and Changing Prices

         The Company's Consolidated Financial Statements and Notes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the financial assets to the financial liabilities in its asset/liability management will tend to minimize the change of interest rates on the Company's performance. Changes in investment rates do not necessarily move to the same extent as changes in the price of goods and services.

                         Independent Auditor's Report



To the Stockholders and
Board of Directors
AmTrust Capital Corp.
Peru, Indiana


We have audited the consolidated balance sheet of AmTrust Capital Corp. and subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of AmTrust Capital Corp. and subsidiary as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


/s/ Geo. S. Olive & Co. LLC



Indianapolis, Indiana
July 29, 1997

                     AMTRUST CAPITAL CORP. AND SUBSIDIARY
                          Consolidated Balance Sheet


June 30                                                       1997            1996
--------------------------------------------------------------------------------------
Assets
   Cash and due from banks ............................   $  1,514,563    $  1,128,289
   Interest-bearing deposits ..........................      1,093,288         617,842
   Investment securities
     Available for sale ...............................     12,148,535      11,919,170
     Held to maturity .................................      2,067,249       2,612,885
                                                          ------------    ------------
         Total investment securities ..................     14,215,784      14,532,055
   Mortgage loans held for sale .......................      1,081,538       1,508,611
   Loans ..............................................     50,167,394      50,294,720
   Allowance for loan losses ..........................       (522,743)       (494,375)
                                                          ------------    ------------
         Net loans ....................................     49,644,651      49,800,345
   Premises and equipment .............................      1,277,976       1,124,519
   Federal Home Loan Bank of Indianapolis stock .......      1,050,000       1,050,000
   Cash surrender value--life insurance policies ......      1,135,038       1,100,203
   Interest receivable ................................        376,812         378,648
   Deferred income tax benefit ........................        204,193         326,650
   Current income tax refundable ......................        196,299          22,105
   Other assets .......................................        455,320         302,400
                                                          ------------    ------------

         Total assets .................................   $ 72,245,462    $ 71,891,667
                                                          ============    ============

Liabilities
   Deposits ...........................................   $ 53,522,701    $ 44,561,525
   Advances from Federal Home Loan Bank of Indianapolis     10,901,738      19,500,036
   Interest payable ...................................         85,254          83,030
   Other liabilities ..................................        272,256         535,787
                                                          ------------    ------------
         Total liabilities ............................     64,781,949      64,680,378
                                                          ------------    ------------

Commitments and Contingencies

Stockholders' Equity
   Preferred stock, $.01 par value
     Authorized and unissued--350,000 shares
   Common stock, $.01 par value
     Authorized--1,750,000 shares
     Issued--580,064 shares ...........................          5,801           5,801
   Paid-in capital ....................................      4,193,137       4,178,218
   Retained earnings--substantially restricted ........      4,249,256       4,167,860
   Unearned ESOP shares--34,804 and 39,445 shares .....       (278,430)       (315,554)
   Treasury stock at cost--53,585 and 52,205 shares ...       (553,086)       (535,299)
   Net unrealized loss on securities available for sale       (153,165)       (289,737)
                                                          ------------    ------------
         Total stockholders' equity ...................      7,463,513       7,211,289
                                                          ------------    ------------

         Total liabilities and stockholders' equity ...   $ 72,245,462    $ 71,891,667
                                                          ============    ============

See notes to consolidated financial statements.

                     AMTRUST CAPITAL CORP. AND SUBSIDIARY
                       Consolidated Statement of Income


Year Ended June 30                                           1997         1996         1995
------------------------------------------------------------------------------------------------


Interest Income
   Loans receivable ...................................   $3,997,135   $3,949,769   $3,519,243
   Investment securities, including dividends .........    1,074,817      875,140      854,897
   Deposits with financial institutions ...............       55,128      131,645      104,479
                                                          ----------   ----------   ----------
         Total interest income ........................    5,127,080    4,956,554    4,478,619
                                                          ----------   ----------   ----------


Interest Expense
   Deposits ...........................................    2,257,431    2,314,154    2,002,968
   Advances from Federal Home Loan Bank of Indianapolis      912,693      769,631      730,517
                                                          ----------   ----------   ----------
         Total interest expense .......................    3,170,124    3,083,785    2,733,485
                                                          ----------   ----------   ----------


Net Interest Income ...................................    1,956,956    1,872,769    1,745,134

   Provision for loan losses ..........................       32,652      124,683       88,249
                                                          ----------   ----------   ----------


Net Interest Income After Provision for Losses on Loans    1,924,304    1,748,086    1,656,885
                                                          ----------   ----------   ----------


Other Income
   Service charges on deposit accounts ................       76,847       98,091       75,891
   Gains on sale of
     Investment securities ............................                    15,436       70,131
     Loans held for sale ..............................      174,974      200,274      124,683
     Deposits .........................................                   180,613
     Bank premises ....................................                    80,322
   Loan fees and service charges ......................       77,455       91,024       56,101
   Annuity and other commissions ......................      144,052       98,291       16,604
   Other income .......................................       82,278       83,181       50,332
                                                          ----------   ----------   ----------
                                                             555,606      847,232      393,742
                                                          ----------   ----------   ----------
Other Expenses
   Salaries and employee benefits .....................      915,164      869,743      768,468
   Net occupancy expenses .............................      124,753      152,818      113,791
   Equipment expenses .................................      107,881       97,914       88,900
   Data processing fees ...............................      106,589      117,178      104,968
   Deposit insurance expense ..........................      360,563      117,208      111,946
   Legal fees .........................................       53,269       65,395       19,216
   Customer deposit account expense ...................       53,524       66,599       47,625
   Advertising and promotion ..........................       41,599       50,123       65,957
   Printing and office supplies .......................       48,463       59,688       57,468
   Other expenses .....................................      487,013      474,809      366,763
                                                          ----------   ----------   ----------
                                                           2,298,818    2,071,475    1,745,102
                                                          ----------   ----------   ----------

Income Before Income Tax ..............................      181,092      523,843      305,525

   Income tax expense .................................       46,798      191,085      111,520
                                                          ----------   ----------   ----------


Net Income ............................................   $  134,294   $  332,758   $  194,005
                                                          ==========   ==========   ==========

Net Income Per Share ..................................   $      .27   $      .63
Weighted Average Shares Outstanding ...................      491,287      527,669

See notes to consolidated financial statements.

                     AMTRUST CAPITAL CORP. AND SUBSIDIARY
           Consolidated Statement of Changes in Stockholders' Equity




                                                 Common Stock
                                            -----------------------   Paid-in      Retained       Unearned
                                              Shares      Amount      Capital      Earnings      ESOP Shares
------------------------------------------- ----------- ----------- ------------ -------------- --------------
Balances, July 1, 1994                                                             $3,641,097

   Net income for 1995                                                                194,005
   Common stock issued in conversion, net
     of costs                                 580,064       $5,801   $4,168,357
   Contribution for unearned ESOP shares                                                           $(371,240)
   ESOP shares earned                                                     1,740                       18,562
   Net change in unrealized loss on
     securities available for sale
                                            ----------- ----------- ------------ -------------- --------------

Balances, June 30, 1995[OBJECT OMITTED]       580,064        5,801    4,170,097     3,835,102       (352,678)



   Net income for 1996                                                                332,758
   Purchase of common stock
   ESOP shares earned                                                     8,121                       37,124
   Net change in unrealized loss on
     securities available for sale
                                            ----------- ----------- ------------ -------------- --------------

Balances, June 30, 1996                       580,064        5,801    4,178,218     4,167,860       (315,554)

   Net income for 1997                                                                134,294
   Dividends ($.10 per share)                                                         (52,898)
   Purchase of common stock
   ESOP shares earned                                                    14,919                       37,124
   RRP shares earned
   Net change in unrealized loss on
     securities available for sale
                                            ----------- ----------- ------------ -------------- --------------

Balances, June 30, 1997                       580,064       $5,801   $4,193,137    $4,249,256      $(278,430)
                                            =========== =========== ============ ============== ==============


                                                                             Net Unrealized
                                                                                Loss on
                                                       Treasury Stock          Securities
                                                  -------------------------    Available
                                                     Shares       Amount        For Sale         Total
-------------------------------------------       ------------- ----------- ----------------- -------------
Balances, July 1, 1994                                                         $(50,198)      $3,590,899

   Net income for 1995                                                                           194,005
   Common stock issued in conversion, net
     of costs                                                                                  4,174,158
   Contribution for unearned ESOP shares                                                        (371,240)
   ESOP shares earned                                                                             20,302
   Net change in unrealized loss on
     securities available for sale                                               29,011           29,011
                                                  ------------- ----------- ----------------- -------------

Balances, June 30, 1995[OBJECT OMITTED]                                         (21,187)       7,637,135



   Net income for 1996                                                                           332,758
   Purchase of common stock                         (52,205)    $(535,299)                      (535,299)
   ESOP shares earned                                                                             45,245
   Net change in unrealized loss on
     securities available for sale                                             (268,550)        (268,550)
                                                  ------------- ----------- ----------------- -------------

Balances, June 30, 1996                             (52,205)     (535,299)     (289,737)       7,211,289

   Net income for 1997                                                                           134,294
   Dividends ($.10 per share)                                                                    (52,898)
   Purchase of common stock                          (5,000)      (56,250)                       (56,250)
   ESOP shares earned                                                                             52,043
   RRP shares earned                                  3,620        38,463                         38,463
   Net change in unrealized loss on
     securities available for sale                                              136,572          136,572
                                                  ------------- ----------- ----------------- -------------

Balances, June 30, 1997                             (53,585)    $(553,086)    $(153,165)      $7,463,513
                                                  ============= =========== ================= =============


See notes to consolidated financial statements.

                     AMTRUST CAPITAL CORP. AND SUBSIDIARY
                     Consolidated Statement of Cash Flows

Year Ended June 30                                                          1997           1996            1995
--------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                           $    134,294    $    332,758    $    194,005
   Adjustments to reconcile net income to net cash provided (used) by operating activities
     Provision for loan losses                                                32,652         124,683          88,249
     Premium and discount amortization, net                                     (289)          8,101             272
     Depreciation and amortization                                           107,520          94,183          82,186
     Gains on sales of securities                                                            (15,436)        (70,131)
     Gain on sale of deposits                                                               (180,613)
     Gain on disposal of bank premises                                                       (80,322)
     Deferred income tax                                                      32,881         (51,495)         11,897
     Current income tax refundable                                          (174,194)
     Loans originated for sale                                            (5,892,481)    (12,488,882)    (10,476,355)
     Proceeds from sales and paydowns on loans held for sale               6,494,528      13,022,131       8,511,086
     Gains on sales of loans held for sale                                  (174,974)       (200,274)       (124,683)
     ESOP shares earned                                                       52,043          45,245          20,302
     RRP compensation expense                                                 38,463
     Change in
       Interest receivable and other assets                                 (151,084)       (128,500)       (169,807)
       Cash surrender value of life insurance policies                       (34,835)        (46,696)        (44,536)
       Interest payable and other liabilities                               (261,307)        257,372         (92,054)
                                                                        ------------    ------------    ------------
       Net cash provided (used) by operating activities                      203,217         692,255      (2,069,569)
                                                                        ------------    ------------    ------------

Investing Activities
   Net change in interest-bearing deposits                                  (475,446)      1,479,592      (1,503,001)
   Purchases of securities available for sale                                (50,441)    (10,439,338)     (9,007,914)
   Payments on securities available for sale                                               1,444,868          12,645
   Proceeds from sales of securities available for sale                                    3,748,088       6,724,726
   Purchases of securities held to maturity                                                                 (500,000)
   Payments on securities held to maturity                                   593,149       1,852,206       1,725,884
   Net change in loans                                                       123,042      (2,134,989)     (3,262,860)
   Proceeds from disposal of bank premises                                                   200,000
   Purchase of premises and equipment                                       (260,977)       (177,056)       (605,083)
   Purchase of FHLB of Indianapolis stock                                                   (250,000)       (408,200)
   Purchase of life insurance policies                                                      (109,010)
                                                                        ------------    ------------    ------------
       Net cash used by investing activities                                 (70,673)     (4,385,639)     (6,823,803)
                                                                        ------------    ------------    ------------

Financing Activities
   Net change in deposits                                                  8,961,176      (5,772,323)      2,165,133
   Proceeds from FHLB advances                                            38,716,570      41,300,000       5,500,000
   Repayment of FHLB advances                                            (47,314,868)    (31,299,964)     (2,250,000)
   Sale of common stock, net of costs                                                                      3,802,918
   Purchase of common stock                                                  (56,250)       (535,299)
   Dividends paid                                                            (52,898)
                                                                        ------------    ------------    ------------
       Net cash provided by financing activities                             253,730       3,692,414       9,218,051
                                                                        ------------    ------------    ------------

Net Change in Cash                                                           386,274            (970)        324,679

Cash and Due From Banks, Beginning of Year                                 1,128,289       1,129,259         804,580
                                                                        ------------    ------------    ------------


Cash and Due From Banks, End of Year                                    $  1,514,563    $  1,128,289    $  1,129,259
                                                                        ============    ============    ============

Additional Cash Flows and Supplementary Information
   Interest paid                                                        $  3,192,068    $  3,058,401    $  2,695,818
   Income tax paid                                                           283,711         127,350         384,836
   Mortgage loans transferred from held for sale                                                           3,488,366
   Common stock issued to ESOP leveraged with an employer loan                                               371,240

See notes to consolidated financial statements

                     AMTRUST CAPITAL CORP. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements
                      (Table Dollar Amounts in Thousands)


Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of AmTrust Capital Corp. ("Company") and its wholly owned subsidiary, AmericanTrust Federal Savings Bank ("Bank") and the Bank's wholly owned subsidiary, Indiana Financial Service Corporation ("IFSCO"), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services. As a federally-chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation.

The Bank generates mortgage and consumer loans and receives deposits from customers located primarily in Miami and Howard counties. The Bank's loans are generally secured by specific items of collateral including real property and consumer assets. Although the loan portfolio is diversified, a significant portion of the loan portfolio is comprised of mortgage loans.

IFSCO provides annuity sales, credit life insurance, and title insurance services to customers in the Bank's market areas.

Consolidation--The consolidated financial statements include the accounts of the Company, the Bank, and IFSCO after elimination of all material intercompany transactions and accounts.

Investment Securities--Debt securities are classified as held to maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately through stockholders' equity, net of tax.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

Mortgage loans held for sale are recorded at the lower of aggregate cost or market value. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Bank considers its investment in one-to-four family residential loans, consumer loans and lease contracts to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee or cost balance is credited to income.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of June 30, 1997, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank ("FHLB") system. The required investment in the common stock is based on a predetermined formula.

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

Earnings per share have been computed based upon the weighted average common shares outstanding during the period subsequent to the Bank's conversion to a stock savings bank on March 28, 1995. Unearned Employee Stock Ownership Plan ("ESOP") shares have been excluded from the computation of average common shares outstanding. Common stock equivalents, consisting of shares issuable under employee benefit plans, were not included since their effect on dilution was insignificant. Net income per share for the year ended June 30, 1995 is not meaningful.


      Conversion

The Bank converted from a mutual federal savings bank to a stock federal savings bank on March 28, 1995, and issued all of its common stock to the Company. Concurrently with the conversion, the Company issued 580,064 shares of Company common stock, with $.01 par value, at $8.00 per share. Net proceeds of the Company's stock issuance, after costs, were approximately $4 million.


      Restriction on Cash

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at June 30, 1997, was $64,000.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


      Investment Securities

                                                                                    1997
                                                 ---------------------------------------------------------------------------
                                                                       Gross             Gross
                                                    Amortized       Unrealized        Unrealized              Fair
June 30                                               Cost             Gains            Losses                Value
------------------------------------------------ ---------------- ---------------- ------------------ ----------------------

Available for sale
   Federal agencies                                  $  8,500                               $191             $  8,309
   Mortgage-backed securities                           2,792                                 68                2,724
   Mutual funds                                         1,117                                  1                1,116
                                                 ---------------- ---------------- ------------------ ----------------------
         Total available for sale                      12,409                                260               12,149
                                                 ---------------- ---------------- ------------------ ----------------------

Held to maturity
   Federal agencies                                       500                                  7                  493
   Mortgage-backed securities                           1,384                                 34                1,350
   Asset-backed securities                                183                                 33                  150
                                                 ---------------- ---------------- ------------------ ----------------------
         Total held to maturity                         2,067                                 74                1,993
                                                 ---------------- ---------------- ------------------ ----------------------

         Total investment securities                  $14,476              $0               $334              $14,142
                                                 ================ ================ ================== ======================

                                                                                    1996
                                                 ---------------------------------------------------------------------------
                                                                       Gross             Gross
                                                    Amortized       Unrealized        Unrealized              Fair
June 30                                               Cost             Gains            Losses                Value
------------------------------------------------ ---------------- ---------------- ------------------ ----------------------

Available for sale
   Federal agencies                                   $ 8,498                               $381              $ 8,117
   Mortgage-backed securities                           2,841                                104                2,737
   Mutual funds                                         1,067                                  2                1,065
                                                 ---------------- ---------------- ------------------ ----------------------
         Total available for sale                      12,406                                487               11,919
                                                 ---------------- ---------------- ------------------ ----------------------

Held to maturity
   Federal agencies                                       500                                 21                  479
   Mortgage-backed securities                           1,729                                 72                1,657
   Asset-backed securities                                384                                 22                  362
                                                 ---------------- ---------------- ------------------ ----------------------
         Total held to maturity                         2,613                                115                2,498
                                                 ---------------- ---------------- ------------------ ----------------------

         Total investment securities                  $15,019              $0               $602              $14,417
                                                 ================ ================ ================== ======================

                                       29

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The amortized cost and fair value of securities held to maturity and available for sale at June 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                        1997
                                                          ------------------------------------------------------------------
                                                                Available for Sale                Held to Maturity
                                                          ------------------------------- ----------------------------------
                                                            Amortized          Fair          Amortized           Fair
Maturity Distribution at June 30                               Cost           Value             Cost             Value
--------------------------------------------------------- --------------- --------------- ----------------- ----------------

Less than one                                                                                  $   500           $   493
One to five years                                            $  3,000        $  2,968
Five to ten years                                                 500             482
After ten years                                                 5,000           4,859
                                                          --------------- --------------- ----------------- ----------------
                                                                8,500           8,309              500               493
Mortgage-backed securities                                      2,792           2,724            1,384             1,350
Other asset-backed securities                                                                      183               150
Mutual funds                                                    1,117           1,116
                                                          --------------- --------------- ----------------- ----------------

         Totals                                               $12,409         $12,149           $2,067            $1,993
                                                          =============== =============== ================= ================

Securities with a carrying value of $8,146,000 and $11,709,000 were pledged at June 30, 1997 and 1996 to secure FHLB advances.

There were no sales of securities for the year ended June 30, 1997. Proceeds from sales of securities available for sale during 1996 and 1995 were $3,748,000 and $6,725,000. Gross gains of $15,000 and $70,000 for the years ended June 30, 1996 and 1995 were realized on those sales.

On December 19, 1995, the Company transferred certain securities from held to maturity to available for sale in accordance with a transition reclassification allowed by the Financial Accounting Standards Board. Such securities had a carrying value of $3,463,000 and a fair value of $3,529,000.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


      Loans Receivable

June 30                                                                                          1997             1996
------------------------------------------------------------------------------------------- ---------------- ---------------

Loans at June 30
   Real estate mortgage loans--1 to 4 family dwellings                                            $24,460         $27,968
   Real estate mortgage loans--other                                                                2,307           2,432
   Consumer loans                                                                                  20,577          17,103
   Construction loans                                                                                 919             690
   Lease contracts                                                                                  1,491           1,491
                                                                                            ---------------- ---------------
         Total loans                                                                               49,754          49,684
                                                                                            ---------------- ---------------

   Undisbursed portion of loans                                                                      (857)           (540)
   Unearned interest                                                                                  (25)            (72)
   Deferred loan fees and costs, net                                                                1,295           1,223
                                                                                            ---------------- ---------------
                                                                                                      413             611
                                                                                            ---------------- ---------------

                                                                                                  $50,167         $50,295
                                                                                            ================ ===============

Year Ended June 30                                                                    1997          1996           1995
--------------------------------------------------------------------------------- ------------- -------------- -------------
Allowance for loan losses
   Balances, July 1                                                                    $494            $400          $334
   Provision for loan losses                                                             33             125            88
   Recoveries on loans                                                                    5
   Loans charged off                                                                     (9)            (31)          (22)
                                                                                  ------------- -------------- -------------

   Balances, June 30                                                                   $523            $494          $400
                                                                                  ============= ============== =============

Nonperforming loans at June 30
   Nonaccruing loans                                                                 $1,796          $1,580           $90
   Restructured loans                                                                   644             809           826

Additional interest income of approximately $169,000, $26,000 and $30,000 for 1997, 1996 and 1995 would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on the accrual basis under their original terms.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The Bank has a business relationship with Bennett Funding Group, Inc. ("BFGI") which filed for Chapter 11 bankruptcy protection on March 29, 1996. From 1992 to 1995, the Bank purchased commercial lease contracts covering business equipment from BFGI, for which BFGI acts as servicer. At June 30, 1997, the book value of the Bank's lease contracts totaled $817,000. In addition, the Bank had $674,000 in Short Term Dealer Contracts with Bennett Leasing Corporation ("BLC") which were later included in the bankruptcy proceedings. Newspaper reports have indicated that BFGI may have utilized fictitious leases in some of its business activities. The Securities and Exchange Commission has filed a criminal and civil suit against an officer of BFGI which alleges various fraudulent actions including the sale of the same leases to two or more buyers. An allowance for loan losses of $216,000 has been allocated for potential losses on leases. The leases are currently on non-accrual status. BFGI continues to service the lease contracts under the conservatorship of the court-appointed Trustee. The Company is continuing to evaluate the allegations against BFGI and BLC and the effect that the bankruptcy filing will have on its leases and its collateral. Until the evaluation is complete, management is unable to predict with any certainty the effects of the bankruptcy on the Bank.

Information on impaired loans is summarized below.

June 30                                                          1997
------------------------------------------------------------------------------


Total impaired loans (no allowance is required)                    $280
                                                          ====================

Year Ended June                                                  1997
------------------------------------------------------------------------------

Average balance of impaired loans                                  $282
Interest income recognized on impaired loans                         14
Cash-basis interest included above                                   12

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


      Premises and Equipment

June 30                                               1997           1996
------------------------------------------------ --------------- --------------

Land                                                 $   173         $   173
Buildings and land improvements                        1,060             902
Furniture and equipment                                  768             665
                                                 --------------- --------------
       Total cost                                      2,001           1,740
Accumulated depreciation                                (723)           (615)
                                                 --------------- --------------

         Net                                          $1,278          $1,125
                                                 =============== ==============


      Deposits

June 30                                              1997             1996
------------------------------------------------ --------------- --------------

Noninterest bearing                               $     451        $     794
Interest-bearing demand                               6,849            5,796
Savings deposits                                     11,592           11,797
Certificates and other time deposits
   of $100,000 or more                               13,287            4,755
Other certificates and time deposits                 21,344           21,420
                                                -------------- ----------------

       Total deposits                               $53,523          $44,562
                                                ============== ================

Certificates and other time deposits maturing in years ending June 30

1998                                                         $24,845
1999                                                           4,459
2000                                                           2,354
2001                                                           1,675
2002                                                             627
Thereafter                                                       671
                                                       ----------------

                                                             $34,631
                                                       ================

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


      Advances From Federal Home Loan Bank of Indianapolis

                                                                1997                                     1996
                                                  ----------------------------------       ---------------------------------
                                                                       Weighted                                Weighted
                                                                       Average                                  Average
June 30                                               Amount             Rate                  Amount            Rate
------------------------------------------------- ---------------- -----------------       ---------------- ----------------

Maturities in years ending June 30
   1997                                                                                          $13,817           5.61%
   1998                                                $  6,900          5.97%
   1999                                                   1,630          5.97                      1,900           5.92
   2006                                                   2,372          6.71                      3,783           6.71
                                                  ----------------                         ----------------

                                                        $10,902          6.13                    $19,500           5.85%
                                                  ================                         ================

The terms of a security agreement with the FHLB require the Bank to pledge as collateral for advances specific qualifying first mortgage loans in an amount of approximately $17,115,000, securities in an amount of $8,146,000, and all stock in the FHLB. Advances are subject to restrictions or penalties in the event of prepayment.


      Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage loans serviced for others totaled $29,025,000 at June 30, 1997; $27,887,000 at June 30, 1996; and $21,962,000 at June 30, 1995.

On July 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights. This Statement requires the capitalization of retained mortgage servicing rights on originated or purchased loans by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans (without the servicing rights) based on their relative fair values. SFAS No. 122 was superseded during 1996 by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 125 (as did SFAS No. 122) requires the assessment of impairment of capitalized mortgage servicing rights and requires that impairment be recognized through a valuation allowance based on the fair value of those rights. The aggregate fair value of capitalized mortgage servicing rights at June 30, 1997 approximates carrying value.

Year Ended June 30                                               1997
-------------------------------------------------------------------------

Mortgage Servicing Rights
   Servicing rights capitalized                                    $53
   Amortization of servicing rights                                 (5)
                                                         ================

   Balances, end of year                                           $48
                                                         ================

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


      Income Tax

Year Ended June 30                                                                     1997          1996          1995
---------------------------------------------------------------------------------- ------------- ------------- -------------
Income tax expense
   Currently payable
     Federal                                                                            $  9          $182          $ 73
     State                                                                                 5            61            28
   Deferred
     Federal                                                                              27           (36)            8
     State                                                                                 6           (16)            3
                                                                                   ------------- ------------- -------------

         Total income tax expense                                                        $47          $191          $112
                                                                                   ============= ============= =============

Reconciliation of federal statutory to actual tax expense
   Federal statutory income tax at 34%                                                   $62          $178          $104
   Non-taxable income                                                                    (12)          (17)          (21)
   Non-deductible expenses                                                                 9             9             6
   Effect of state income taxes                                                            7            30            20
   Other                                                                                 (19)           (9)            3
                                                                                   ------------- ------------- -------------

         Actual tax expense                                                              $47          $191          $112
                                                                                   ============= ============= =============

         Effective income tax rate                                                     25.8%         34.0%         36.5%
                                                                                   ============= ============= =============

The tax expense related to securities gains and losses was $6,174, and $28,282 for 1996 and 1995.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


A cumulative deferred tax asset of $204,000 and $327,000 is included in the balance sheet at June 30, 1997 and 1996. The components of the asset are as follows at:

June 30                                                    1997          1996
------------------------------------------------------ ------------- -----------

Differences in depreciation methods                         $(72)         $ (50)
Differences in accounting for loan losses                    172            156
Deferred compensation                                         59             45
Indiana franchise taxes                                       (9)           (11)
FHLB stock dividends                                         (20)           (20)
Allowance for accrued interest                                12             17
Deferred loan fees                                           (30)           (17)
Unrealized losses on securities available for sale           103            193
Mortgage servicing rights                                    (21)
Other                                                         10             14
                                                       ------------- -----------

                                                            $204           $327
                                                       ============= ===========

Assets                                                      $356           $425
Liabilities                                                 (152)           (98)
                                                       ------------- -----------

                                                            $204           $327
                                                       ============= ===========

No valuation allowance was required at June 30, 1997 or June 30, 1996.

Retained earnings include approximately $1,014,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank status" would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $400,000.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


      Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk at June 30 were as follows:

                                                                                                1997             1996
----------------------------------------------------------------------------------------- ----------------- ----------------
Mortgage loan commitments
   At variable rates                                                                              $76              $182
   At fixed rates ranging from 8.375 to 8.625% and 8.25 to 8.875% at June 30, 1996 and
     1995                                                                                         105               208
Mandatory commitments to sell loans to investors with interest rates ranging from 8.25%
   to 9.25%                                                                                       258               495
Consumer loan commitments                                                                         766             1,294
Loans sold with recourse                                                                        2,507             2,965

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

The Company and Bank are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company or Bank.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


      Restriction on Dividends

The Company is not subject to any regulatory restriction on the payment of dividends to its stockholders.

The OTS regulations provide that a savings association which meets fully phased-in capital requirements (those in effect on December 31, 1994) and is subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent of surplus capital existing at the beginning of the calendar year without supervisory approval, but with 30 days prior notice to the OTS. Any additional amount of capital distributions would require prior regulatory approval. A savings association failing to meet current capital standards may only pay dividends with supervisory approval.

At the time of conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $3,625,000.

At June 30, 1997, total stockholder's equity of the Bank was $7,182,000, of which approximately $2,090,000 was available for the payment of dividends.


      Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

At June 30, 1997, the management of the Bank believes that it meets all capital adequacy requirements to which it is subject and the most recent notification from its regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed this categorization.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


                                                                                   1997
                                               -----------------------------------------------------------------------------
                                                                            Required for Adequate         To Be Well
                                                         Actual                  Capital (1)             Capitalized (1)
                                               -----------------------------------------------------------------------------
June 30                                            Amount        Ratio        Amount       Ratio       Amount       Ratio
----------------------------------------------------------------------------------------------------------------------------

Total risk-based capital (1) (to risk-weighted
   assets)                                            $7,642     16.8%           $3,640     8.0%          $4,550     10.0%


Core capital (1) (to adjusted tangible assets)         7,260     10.1%            2,165     3.0%           4,330      6.0%

Core capital (1) (to adjusted total assets)            7,260     10.1%            2,167     3.0%           3,609      5.0%


(1) As defined by regulatory agencies

The Bank's tangible capital at June 30, 1997 was $7,260,000, which amount was 10.1% of tangible assets and exceeded the required ratio of 1.5%.


      Employee Benefit Plans

The Bank participates in a noncontributory multi-employer pension plan covering all qualified employees. The plan is administered by the trustees of the Pentegra Group (formerly the Financial Institutions Retirement Fund). There is no separate valuation of benefits nor segregation of plan assets specifically for the Bank because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer, nor are the plan assets so segregated. However, as of June 30, 1995, the latest actuarial valuation, the total plan assets exceeded the actuarially determined value of total vested benefits. Pension expense is recognized in the amount of calculated contributions (which have not been required since July, 1987).

The Bank has a supplemental retirement plan and deferred compensation arrangements for the benefit of certain officers. These arrangements are funded by life insurance contracts which have been purchased by the Bank. The Bank's expense for the plan was $5,800, $4,800 and $4,200 for the years ended June 30, 1997, 1996 and 1995.

The Bank also has deferred compensation arrangements with certain directors whereby, in lieu of currently receiving fees, the directors or their beneficiaries will be paid benefits for an established period following the director's retirement or death. These arrangements are funded by life insurance contracts which have been purchased by the Bank. The Bank's expense for the plan was $34,100, $32,500 and $28,000 for the years ended June 30, 1997, 1996 and 1995.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The Company has an ESOP covering substantially all employees of the Bank. The ESOP acquired 46,405 shares at $8.00 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $371,240 of stock acquired by the ESOP is shown as a reduction to stockholders' equity. Unearned ESOP shares totaled 34,804 at June 30, 1997 and had a fair value of $439,401. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which will be distributed to participants, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Bank, are made to the ESOP. The expense under the ESOP was $52,043 and $45,245 for the years ended June 30, 1997 and 1996. At June 30, 1997, the ESOP had 13,498 allocated shares and 32,439 suspense shares.

In connection with the Bank's conversion, the Company established a Recognition and Retention Plan ("RRP"). Effective on October 23, 1995, awards of grants for 23,202 shares were issued to various directors, officers and employees of the Bank. These awards generally are to vest and be earned by the recipient at a rate of 20 percent per year, commencing October 23, 1996. The expense under the RRP was $61,075 for the year ended June 30, 1997.


      Stock Option Plan

Under the Bank's incentive stock option plan, which is accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Bank grants selected executives and other key employees stock option awards which vest and become fully exercisable at the end of 5 years of continued employment. A total of 58,006 common shares have been reserved for issuance under the plan. Effective on October 23, 1995, the Bank authorized the grant of options for up to 47,957 shares of the Bank's common stock. The exercise price of each option, which has a 10-year life, was equal to the market price of the Bank's stock on the date of grant; therefore, no compensation expense was recognized.

Although the Bank has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Bank had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                                    1997             1996
                                                                 --------------------------------

Risk-free interest rates                                             6%                6%
Dividend yields                                                      2%                2%
Volatility factors of expected market price of common stock         13%               13%

Weighted-average expected life of the options                     8 years           8 years

                                       40

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                       1997             1996
                                                --------------------------------

Net income                     As reported            $134,294          $332,758
                               Pro forma               112,496           310,960

Earnings per share             As reported                 .27               .63
                               Pro forma                   .23               .59

The following is a summary of the status of the Bank's stock option plan and changes in that plan as of and for the years ended June 30, 1997 and 1996.

Year Ended June 30                                                   1997                               1996
----------------------------------------------------------------------------------------------------------------------------
                                                                           Weight-                         Weighted-
                                                                           Average                          Average
                        Options                           Shares       Exercise Price        Shares      Exercise Price
----------------------------------------------------------------------------------------------------------------------------

Outstanding, beginning of year                               46,629           $10.50
Granted                                                                                          47,957         $10.50
Forfeited/expired                                            (3,248)           10.50             (1,328)         10.50
                                                     ==================                  ================

Outstanding, end of year                                     43,381            10.50             46,629          10.50
                                                     ==================                  ================

Options exercisable at year end                         9,326
Weighted-average fair value of options granted
   during the year                                                                                $2.81

As of June 30, 1997, the 43,381 options outstanding have an exercise price of $10.50 and a remaining contractual life of 9 years.


      Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash And Due From Banks--The fair value of cash and due from banks approximates carrying value.

Interest-bearing Deposits--The fair value of interest-bearing time deposits approximates carrying value.

Investment Securities--Fair values are based on quoted market prices.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Loans--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans, including one-to-four family residential, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value for other loans, are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest Receivable/Payable--The fair values of interest receivable/payable approximate carrying values.

Deposits--The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

FHLB Advances--The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

The estimated fair values of the Company's financial instruments are as follows:

                                                                        1997                             1996
                                                          ------------------------------------------------------------------
                                                             Carrying           Fair            Carrying          Fair
                                                              Amount            Value            Amount           Value
--------------------------------------------------------- ---------------- ---------------- ----------------- --------------
Assets
   Cash and due from banks                                      $1,515           $1,515           $1,128            $1,128
   Interest-bearing deposits                                     1,093            1,093              618               618
   Investment securities available for sale                     12,149           12,149           11,919            11,919
   Investment securities held to maturity                        2,067            1,993            2,613             2,498
   Loans including loans held for sale, net                     50,726           49,540           51,803            49,995
   Stock in FHLB                                                 1,050            1,050            1,050             1,050
   Interest receivable                                             377              377              379               379

Liabilities
   Deposits                                                     53,523           53,488           44,562            44,626
   FHLB advances                                                10,902           10,857           19,500            19,487
   Interest payable                                                 85               85               83                83

                                       42

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


      Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                            Condensed Balance Sheet

June 30                                                         1997             1996
---------------------------------------------------------- ---------------- ---------------
Assets
   Cash on deposit                                             $   233         $     44
   Investment in subsidiary                                      7,182            7,139
   Other assets                                                     73               29
                                                           ---------------- ---------------

         Total assets                                          $ 7,488         $  7,212
                                                           ================ ===============

Liabilities                                                    $    24         $      1

Stockholders' Equity                                             7,464            7,211
                                                           ---------------- ---------------

         Total liabilities and stockholders' equity            $ 7,488         $  7,212
                                                           ================ ===============

                         Condensed Statement of Income


Year Ended June 30                                                                     1997           1996         1995
--------------------------------------------------------------------------------- ---------------- ------------ ------------
Income
   Dividend income from subsidiary                                                      $300
   Interest income                                                                        24             $27         $  8
                                                                                  ---------------- ------------ ------------
                                                                                         324              27            8

Other expenses                                                                           143              87            5
                                                                                  ---------------- ------------ ------------
Income (loss) before income tax and equity in undistributed income of subsidiary
                                                                                         181             (60)           3
Income tax benefit                                                                        46              21
                                                                                  ---------------- ------------ ------------
Income (loss) before equity in undistributed income of subsidiary
                                                                                         227             (39)           3
Equity in undistributed income (distribution in excess of income) of subsidiary
                                                                                         (93)            372          191
                                                                                  ---------------- ------------ ------------

Net Income                                                                              $134            $333         $194
                                                                                  ================ ============ ============

                                       43

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


                                             Condensed Statement of Cash Flows

Year Ended June 30                                                                      1997          1996         1995
----------------------------------------------------------------------------------- -------------- ------------ ------------
Operating Activities
   Net income                                                                            $134           $333         $194
 Adjustments to reconcile net income to net cash provided
   (used) by operating activities
                                                                                          164           (349)        (178)
                                                                                    -------------- ------------ ------------
         Net cash provided (used) by operating activities                                 298            (16)          16
                                                                                    -------------- ------------ ------------

Financing Activities
   Purchase of common stock                                                               (56)          (535)
   Net proceeds from issuance of stock                                                                              4,174
   Capital contribution to Bank                                                                                    (3,224)
   Contribution for unearned ESOP shares                                                                             (371)
   Dividends                                                                              (53)
                                                                                    -------------- ------------ ------------
         Net cash provided (used) by financing activities                                (109)          (535)         579
                                                                                    -------------- ------------ ------------

Net Increase (Decrease) in Cash                                                           189           (551)         595

Cash at Beginning of Year                                                                  44            595
                                                                                    -------------- ------------ ------------

Cash at End of Year                                                                      $233           $ 44         $595
                                                                                    ============== ============ ============

                                       44

                             STOCKHOLDER INFORMATION


Corporate Office

20 West Fifth Street
Peru, Indiana  46970

Annual Meeting

         The Annual Meeting of Stockholders will be held at 9:00 a.m., Peru, Indiana time on October 20, 1997 at the Company's office located at 20 West Fifth Street, Peru, Indiana.

Annual Report on Form 10-KSB

         A copy of AmTrust Capital Corp.'s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained without charge upon written request to Jami L. Cornish, AmTrust Capital Corp., 20 West Fifth Street, Peru, Indiana 46970, or by calling (765) 472-1991.

Registrar/Transfer Agent

         Communications regarding change of address, transfer of stock and lost certificates should be sent to:

                       American Securities Transfer, Inc.
                              1825 Lawrence Street
                           Denver, Colorado 80202-1817

                                      ####


                                   Accountants

                             Geo. S. Olive & Co. LLC
                            201 North Illinois Street
                        Indianapolis, Indiana 46204-1904

                                  Local Counsel

                            James Berkshire, Esquire
                               16 East 5th Street
                               Peru, Indiana 46970

                                 Special Counsel

                         Silver, Freedman & Taff, L.L.P.
                              Suite 700 East Tower
                            1100 New York Avenue, NW
                            Washington, DC 20005-3934

Stock Listing

         AmTrust Capital Corp.'s common stock is traded over the counter and is listed on the Nasdaq Small-Cap System under the symbol "ATSB." At September 15, 1997, there were 526,479 shares of AmTrust Capital Corp. common stock issued and outstanding and there were approximately 300 holders of record. The price range of the common stock for each quarter since the common stock began trading on March 28, 1995 was as follows:


                                    STOCK PRICE             DIVIDENDS
      FISCAL 1997               HIGH          LOW           PER SHARE
----------------------         ------        ------         ---------
First Quarter.........         $ 9.50        $ 8.50          $  N/A
Second Quarter........          10.625         8.75             N/A
Third Quarter.........          12.375        10.00             .05
Fourth Quarter........          12.75         11.50             .05




                                    STOCK PRICE             DIVIDENDS
      FISCAL 1996                HIGH         LOW           PER SHARE
----------------------         ------        ------         ---------
First Quarter.........         $10.50        $ 8.25          $  N/A
Second Quarter........          10.75          9.75             N/A
Third Quarter.........          11.25         10.25             N/A
Fourth Quarter........          10.75          8.50             N/A


The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. High, low and closing prices and daily trading volume are reported in most major newspapers. The closing price of AmTrust Capital Corp.'s common stock on September 15, 1997 was $12.875.

Market Makers

Capital Resources, Inc.
Rodman & Renshaw, Inc.
Mayer & Schweitzer, Inc.
McDonald & Company Securities, Inc.

Dividends

         The Company began paying a cash dividend during the third quarter of fiscal 1997. The Board of Directors considers the payment of cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, AmericanTrust, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Notes to the Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

                                               AmTrust Capital Corp.
                                                        and
                                        AmericanTrust Federal Savings Bank


         Directors

Kenneth L. Hasselkus
Chairman of the Board of the Company and the Bank, Retired Chief Engineer, Motion
Control, Inc.

Bruce M. Borst
President and Chief Executive Officer of the
Company and the Bank

Dean H. Hartley
Farmer

Thomas A. Kirk
Certified Public Accountant

Roderic E. Daniels
Retired Manager of CR Metals

         Executive Officers

Bruce M. Borst
President and Chief Executive Officer

Jami L. Cornish
Treasurer and Chief Financial Officer