Form 10KSB, Exhibit 13
period 1998-06-30
AMTRUST CAPITAL CORP
filed 1998-10-13
CIK 934541

AmTrust Capital Corp.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION(1)

                                                                                                  June 30,
                                                                     ---------------------------------------------------------------
                                                                      1998           1997         1996           1995           1994
                                                                     ---------------------------------------------------------------
                                                                                               (In Thousands)
Selected Consolidated Financial Condition Data:
Total assets .................................................       $58,069       $72,245       $71,892       $68,013       $58,644
Loans held for sale ..........................................         1,944         1,082         1,509         1,842         3,240
Loans, net ...................................................        42,574        49,645        49,800        47,790        41,127
Investment securities available for sale .....................         4,350        12,149        11,919         3,635         1,238
Investment securities held to maturity .......................         1,140         2,067         2,613         7,941         9,182
Deposits .....................................................        46,881        53,523        44,562        50,514        48,349
Total borrowings .............................................         3,070        10,902        19,500         9,500         6,250
Stockholders' equity .........................................         7,431         7,464         7,211         7,637         3,591

                                                                                              Year Ended June 30,
                                                                           ---------------------------------------------------------
                                                                           1998        1997         1996           1995        1994
                                                                           ---------------------------------------------------------
                                                                                                 (In Thousands)
Selected Consolidated Operations Data:
Total interest income ...............................................      $4,658      $5,127      $4,957         $4,479      $4,124
Total interest expense ..............................................       2,851       3,170       3,084          2,734       2,166
                                                                           ------      ------      ------         ------      ------
    Net interest income .............................................       1,807       1,957       1,873          1,745       1,958
Provision for loan losses ...........................................          92          33         125             88         161
                                                                           ------      ------      ------         ------      ------
    Net interest income after provision for loan losses .............       1,715       1,924       1,748          1,657       1,797
Gains on sales of loans and investment securities ...................         284         175         216            195         176
Gain on sale of deposits ............................................          --          --         181             --          --
Gain on sale of premises and equipment ..............................          --          --          80             --         113
Other non-interest income ...........................................         430         381         370            199         199
                                                                           ------      ------      ------         ------      ------
    Total non-interest income .......................................         714         556         847            394         488
    Total non-interest expense ......................................       2,172       2,299       2,071          1,745       1,519
                                                                           ------      ------      ------         ------      ------
    Income before income tax and cumulative effect of
        change in accounting method .................................         257         181         524            306         766
Income tax expense ..................................................         119          47         191            112         296
Cumulative effect of change in accounting method ....................          --          --          --             --          30
                                                                           ------      ------      ------         ------      ------
    Net income ......................................................      $  138      $  134      $  333         $  194      $  500
                                                                           ======      ======      ======         ======      ======
    Basic earnings per share ........................................      $  .29      $  .27      $  .63(2)
    Diluted earning per share .......................................      $  .28      $  .27      $  .63(2)

----------
(1) AmTrust Capital Corp. completed its initial public offering on March 28, 1995 and purchased all of the outstanding stock of AmericanTrust Federal Savings Bank. As a result, the information above represents the Bank only prior to March 28, 1995.

(2) Net income per share for prior periods is not meaningful since AmTrust Capital Corp. completed its initial offering on March 28, 1995.

                                                                                            Year Ended June 30,
                                                                       -------------------------------------------------------------
                                                                         1998          1997          1996         1995         1994
                                                                         ----          ----          ----         ----         ----
Selected Financial Ratios and Other Data:
  Dividends per share ..............................................   $   .20       $   .10            --          --          --
  Dividend pay out ratio ...........................................     68.97%        37.03%           --%         --%         --%

Performance Ratios:
  Return on assets (ratio of net income to average
     total assets) .................................................       .21           .19           .47         .30         .88
  Return on equity capital (ratio of net income to
     average equity) ...............................................      1.94          1.90          4.63        4.06       14.51
  Interest rate spread (average during year) .......................      2.66          2.68          2.48        2.68        3.52
  Net interest margin(1) ...........................................      2.90          2.90          2.80        2.84        3.63
  Ratio of operating expense to average total assets ...............      3.23          3.19          2.95        2.67        2.66
  Ratio of average interest-earning assets to average
     interest-bearing liabilities ..................................    105.19        104.81        107.13      103.46      102.66

Quality Ratios:
 Non-performing assets to total assets, at end of period(2) ........      4.61          3.64          3.38        1.35        2.60
 Non-performing loans to total loans, at end of period(3) ..........      5.34          4.81          4.66        1.85        3.32
 Allowance for losses on loans to non-performing assets,
    at end of period ...............................................     19.35         19.92         20.31       43.67       21.92
 Allowance for losses on loans to total loans, at end of
    period .........................................................      1.15          1.02           .95         .81         .75
 Allowance for losses on loans to non-performing loans,
    at end of period ...............................................     21.54         21.43         20.68       43.67       22.54

Capital Ratios:
 Equity to total assets, at end of period ..........................     12.80         10.33         10.03       11.23        6.12
 Average equity to average assets ..................................     10.63          9.80         10.23        7.31        6.03

Other Data:
 Number of full-service offices ....................................         3             2             2           3           3

----------
(1)  Net interest income divided by average interest-earning assets.

(2) Non-performing assets include non-accruing loans, accruing loans 90 days or more past due, restructured loans and real estate owned.

(3) Non-performing loans include non-accruing loans, accruing loans 90 days or more past due and restructured loans.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

     When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

     The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

     The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Introduction

     AmTrust Capital Corp. (the "Company"), a Delaware corporation, is the parent company of AmericanTrust Federal Savings Bank ("AmericanTrust" or the "Bank"). The Bank, through its main office and three branches, serves communities located in Howard and Miami counties, Indiana.

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

Financial Condition

     June 30, 1998 Compared to June 30, 1997. Total assets decreased $14.1 million, or 19.6%, to $58.1 million at June 30, 1998 from $72.2 million at June 30, 1997 primarily due to decreases in investments and loans.

     Investment Securities available for sale and held to maturity decreased $8.7 million to $5.5 million at June 30, 1998 from $14.2 million at June 30, 1997. This decrease was due to principal repayments and maturities.

     Loans and loans held for sale decreased approximately $6.2 million, or 12.2%, to $44.5 million at June 30, 1998 compared to $50.7 million at June 30, 1997 as loan repayments and sales exceeded loan originations. During fiscal 1998, the Company originated $18.4 million of loans secured by one- to four-family real estate (of which $12.3 million were sold in the secondary market) and $2.2 million in consumer loans. The Bank is no longer purchasing indirect consumer loans. All consumer loan originations are obtained directly by Bank personnel.

     Bank premises and equipment (net of accumulated depreciation) increased approximately $517,000 from $1.2 million at June 30, 1997 to $1.7 million at June 30, 1998. This increase is attributable to various office equipment and computer upgrades and to the opening of a new banking location, increasing the full service locations from two to three.

     Advances from Federal Home Loan Bank (the "FHLB") decreased $7.8 million from $10.9 million at June 30, 1997 to $3.1 million at June 30, 1998. The decrease was accomplished through the use of investment principal repayments and maturities.

     Deposits decreased $6.6 million from $53.5 million at June 30, 1997 to $46.9 million at June 30, 1998 due primarily to decreases of $2.1 million in public funds and $4.5 million in core deposits. As part of its strategic plan, the Bank was less aggressive in retail core deposit pricing in order to reduce cost of savings deposit expense.

     Stockholders' equity decreased to $7.4 million at June 30, 1998 from $7.5 million at June 30, 1997. This net decrease of $33,000 was a result of net income of $138,000, a decrease of unrealized losses on securities available for sale of $194,000 and an increase of $169,000 from employee benefit and stock option plans offset by purchases of treasury stock of $430,000 and dividends of $104,000.

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

Comparison of Operating Results for Years Ended June 30, 1998 and 1997

     General. Net income for the fiscal year ended June 30, 1998 increased $4,000 to $138,000 for fiscal 1998 from $134,000 for fiscal 1997.

     Net Interest Income. Net interest income decreased from $2.0 million for fiscal 1997 to $1.8 million for fiscal 1998.

     Interest Income. Interest income for the fiscal years ended June 30, 1998 and June 30, 1997, was $4.7 million and $5.1 million, respectively. The decrease in fiscal 1998 from fiscal 1997 was due to a decrease in the average balance of interest-earning assets as well as a decrease in yields on such assets from 7.61% in fiscal 1997 to 7.48% in fiscal 1998. Average interest-earning assets were $62.3 million and $67.4 million for the fiscal years ended June 30, 1998 and June 30, 1997, respectively.

     Interest Expense. Interest expense for fiscal 1998 and 1997, was $2.9 million and $3.2 million, respectively. The decrease in interest expense of $319,00 in fiscal 1998 from fiscal 1997 was due primarily to a decrease in the average balance of interest-bearing liabilities as well as a decrease in cost of funds from 4.93% in fiscal 1997 to 4.81% in fiscal 1998. The average balance of interest-bearing liabilities was $59.2 million for fiscal 1998 compared to $64.3 million for fiscal

1997. The Company's cost of funds on deposits decreased to 4.50% in fiscal 1998 from 4.54% in fiscal 1997. The cost of funds on FHLB advances increased from 6.24% in fiscal 1997 to 6.27% in fiscal 1998. The average balance of interest-bearing liabilities decreased due to the Company's payment of FHLB advances. Average FHLB advances decreased from $14.6 million during fiscal 1997 to $10.6 million in fiscal 1998. Interest bearing deposits also decreased from $49.7 million in fiscal 1997 to $48.7 million in fiscal 1998 as a result of a less aggressive pricing structure.

     Other Income. Other income for fiscal 1998 was $714,000 compared to $556,000 for fiscal 1997, an increase of $158,000. The increase is primarily a result of an increase in gains on the sale of loans of $109,000. Other increases included an increase in service charges on deposit accounts of $23,000 and an increase of $17,000 on annuity and other commissions. A restructuring of service fee charges and price increases accounted for the service fee increase.

     Other Expenses. Other expenses decreased $126,000 from $2.3 million for fiscal 1997 to $2.2 million for fiscal 1998. A decrease in FDIC premiums of $329,000 as a result of the one-time FDIC special assessment to recapitalize the SAIF in 1997 was partially offset by increases to salaries, occupancy, data processing and advertising costs associated with opening a third full-service branch.

     Provision for Loan Losses. The Company's provision for loan losses for the fiscal years ended June 30, 1998 and 1997 was $92,000 and $33,000, respectively. At June 30, 1998 and 1997, the Company's allowance for losses on loans to total loans was 1.15% and 1.02%, respectively. The allowance represented 21.54% and 21.43%, of non-performing loans at June 30, 1998 and 1997. The change in the provision for loan losses is based upon the level and condition of non-performing loans and management's evaluation of the Bank's existing loan portfolio (including the increase in and change in the mix of such portfolio) for losses inherent in the portfolio, reviewing existing delinquencies and troubled loans, evaluating historical loan loss trends and considering the interest rate environment and its impact on borrowers' continuing ability to repay their loans. Consumer loans may entail greater risk than traditional residential mortgage lending, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets such as automobiles or mobile homes. At June 30, 1998 and 1997, non-performing loans were $2.40 million and $2.44 million, respectively or 5.3% and 4.8%, of total loans, respectively. Future additions to the allowance for losses on loans are dependent upon the performance of the loan portfolio, the economy, changes in real estate values, interest rates and inflation.

     Bennett Funding Group, Inc. The Company has a business relationship with Bennett Funding Group, Inc. ("BFGI") which filed for Chapter 11 bankruptcy protection on March 29, 1996. From 1992 to 1995, the Company purchased commercial lease contracts covering business equipment from BFGI, for which BFGI acts as the servicer. At June 30, 1998, the book value of the Company's lease contracts totaled $449,000. In addition, the Company had $674,000 in Short Term Dealer Contracts with Bennett Leasing Corporation ("BLC") which was later included in the bankruptcy proceedings. Newspapers reports have indicated that BFGI may have utilized fictitious leases in some of its business activities. The Securities and Exchange Commission has filed a criminal and civil suit against an officer of BFGI which alleges various fraudulent actions including the sale of the same leases to two or more buyers. Reserves of $67,000 have been recorded for probable losses as a result of lease prepayments. In addition, reserves of $149,000 have been allocated to the leases for other potential losses. BFGI continues to service the lease contracts and has initially remitted $350,000 during June 1998 under the conservatorship of the court appointed trustee. The Company is continuing to evaluate the allegations against BFGI and BLC and the effect that the bankruptcy filing will have on its leases and its security. Until the evaluation is complete, management is unable to predict with any certainty the effects of the bankruptcy on the Company.

     Income Tax Expense. Income tax expense for the fiscal years ended June 30, 1998 and 1997 was $119,000 and $47,000, respectively. Income tax expense increased $72,000 from fiscal 1997 to fiscal 1998 as a result of an increase in pretax income.

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

     Interest Income. Interest income for the fiscal years ended June 30, 1997 and June 30, 1996, was $5.1 million and $5.0 million, respectively. The increase in fiscal 1997 over fiscal 1996 was due to an increase in the average balance of interest-earning assets as well as an increase in yields on such assets from 7.47% in fiscal 1996 to 7.61% in fiscal 1997. Average interest-earning assets were $67.4 million and $66.8 million for the fiscal years ended June 30, 1997 and June 30, 1996, respectively.

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

                                                                     Year Ended June 30,
                                       --------------------------------------------------------------------------------------------
                                                     1998                            1997                          1996
                                       ----------------------------------  ----------------------------  --------------------------
                                         Average    Interest             Average   Interest            Average   Interest
                                       Outstanding   Earned/   Yield/  Outstanding  Earned/  Yield/  Outstanding  Earned/    Yield/
                                         Balance      Paid      Rate     Balance     Paid     Rate      Balance    Paid       Rate
                                       -----------   -------   ------  -----------  -------  ------  -----------  -------    ------
                                                                       (Dollars in Thousands)
Assets:
 Interest-earning assets
   Interest-bearing deposits with
     other financial institutions ....    $1,083       $61      5.63%      $873       $55      6.30%    $2,520      $132      5.24%
   Loans(1) ..........................    47,727     3,653      7.65     50,896     3,997      7.85     50,323     3,950       7.85
   Investment securities, including
      FHLB stock .....................    13,530       944      6.98     15,618     1,075      6.88     13,988       875       6.26
                                         -------     -----              -------     -----              -------     -----
    Total interest-earning assets(1) .    62,340     4,658      7.47     67,387     5,127      7.61     66,831     4,957       7.42
                                                     -----                          -----                          -----
 Non-interest-earning assets .........     4,905                          4,598                          3,370
                                         -------                        -------                        -------
    Total assets .....................   $67,245                        $71,985                        $70,201
                                         =======                        =======                        =======
Liabilities and Equity:
 Interest-bearing liabilities
   Savings deposits ..................    10,827       332      3.07    $11,540       400      3.47    $12,878       446       3.46
   NOW deposits ......................     7,602       140      1.84      6,901       166      2.41      7,345       169       2.30
   Certificate accounts ..............    30,251     1,715      5.67     31,235     1,691      5.41     29,391     1,699       5.78
   FHLB advances .....................    10,587       664      6.27     14,618       913      6.24     12,771       770       6.03
                                         -------     -----              -------     -----              -------     -----
    Total interest-bearing liabilities    59,267     2,851      4.81     64,294     3,170      4.93     62,385     3,084       4.94
                                                     -----                          -----                          -----
   Other liabilities .................       831                            637                            632
                                         -------                        -------                        -------
     Total liabilities ...............    60,098                         64,931                         63,017
 Equity ..............................     7,147                          7,054                          7,184
                                         -------                        -------                        -------
     Total liabilities and equity ....   $67,245                        $71,985                        $70,201
                                         =======                        =======                        =======
Net interest income ..................               1,807                         $1,957                         $1,873
                                                     -----                          =====                          =====
Net interest rate spread .............                         2.66                            2.68                            2.48
Net interest-earning assets ..........    $3,073                         $3,093                         $4,446
                                         =======                        =======                        =======
Net yield on average interest-
  earning assets .....................                         2.90                            2.90                            2.80
Average interest-earning assets
  to average interest-bearing
  liabilities ........................   105.19%                        104.81%                       107.13%

----------
(1) Calculated net of deferred loan fees, loan discounts, loans in process, allowance for loan losses. In addition, non-accrual loans have been included in the average balances.

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

                                                                         Year Ended June 30,
                                              ---------------------------------------------------------------------
                                                              1998 vs. 1997                1997 vs. 1996
                                              ----------------------------------  ---------------------------------
                                              Increase (Decrease)         Total      Increase (Decrease)    Total
                                                    Due to              Increase          Due to           Increase
                                               Volume      Rate        (Decrease)     Volume     Rate     (Decrease)
                                               ------      ----        ----------     ------     ----     ----------
                                                                        (In Thousands)
Interest-earning assets:
  Interest-bearing deposits with other
      financial institutions...............      $  12     $   (6)        $   6       $(100)     $  23        $ (77)
  Loans....................................       (243)      (101)         (344)         45          2           47
  Securities, including FHLB stock.........       (146)        15          (131)        107         93          200
                                                 -----     ------         -----       -----      -----        -----
    Total interest-earning assets..........      $(377)    $ (92)          (469)      $  52      $ 118          170
                                                 =====     ======         -----       =====      =====        -----

Interest-bearing liabilities:
  Savings deposits.........................      $ (22)    $  (46)        $ (68)      $ (46)     $  --        $ (46)
  NOW deposits.............................         13        (39)          (26)        (10)         7           (3)
  Certificate accounts.....................        (56)        80            24         103       (111)          (8)
  FHLB advances............................       (253)         4          (249)        115         28          143
                                                 -----     ------         -----       -----      -----        -----
    Total interest-bearing liabilities.....      $(318)    $   (1)         (319)      $ 162      $ (76)          86
                                                 =====     ======         -----       =====      =====        -----
Net interest income........................                               $(150)                              $  84
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

                                                                                     Year Ended June 30,
                                                                          ----------------------------------------
                                                                          1998        1997        1996        1995
                                                                          ----        ----        ----        ----
Weighted average yield on:
  Interest-bearing deposits with other financial institutions....         5.63%       6.30%       5.24%       4.85%
  Loans..........................................................         7.65        7.85        7.85        7.42
  Securities, including FHLB stock...............................         6.98        6.88        6.26        7.18
    Combined weighted average yield on interest-earning
        assets...................................................         7.47        7.61        7.42        7.28

Weighted average rate paid on:
  Savings deposits...............................................         3.07        3.47        3.46        3.68
  NOW deposits...................................................         1.84        2.41        2.30        2.47
  Certificate accounts...........................................         5.67        5.41        5.78        5.14
  FHLB advances..................................................         6.27        6.24        6.03        5.83
    Combined weighted average rate paid on interest-
        bearing liabilities......................................         4.81        4.93        4.94        4.60

Spread...........................................................         2.66        2.68        2.48        2.68


Asset/Liability Management

     The Company is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Regulations do exempt all institutions under $300 million in assets and risk-based capital exceeding 12% from reporting information to calculate exposure and making any deductions from risk-based capital. At June 30, 1998, the Bank's total assets were $58.4 million and risk-based capital was 19.0% and the Bank would have been exempt from calculating or making any risk-based capital reduction.

     The Bank's management feels interest-rate risk is an important factor and makes all reports necessary to the OTS to calculate interest-rate risk on a voluntary basis. At June 30, 1998, 2% of the present value of the Bank's assets was approximately $1.2 million which was more than the greatest decrease in NPV resulting from a 200 basis point change in interest rates. As a result, the Bank would not have been required to make a deduction from total capital in calculating its risk-based capital requirement had this rule been in effect on such date and had the Bank not been exempt from reporting on such date.

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

     Presented below, as of June 30, 1998, is an analysis of the Bank's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments, compared to the limits set by the Board. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest risk of the thrifts it regulates. Based upon assumptions at June 30, 1998, the NPV of the Bank's assets was $58.4 million. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of the Bank.

    Assumed
   Change in                                     At June 30, 1998                         At June 30, 1997
Interest Rates       Board Limit       -----------------------------------     -----------------------------------
(Basis Points)     % Change in NPV     $ Change in NPV     % Change in NPV     $ Change in NPV     % Change in NPV
--------------     ---------------     ---------------     ---------------     ---------------     ---------------
    +300                  -57              -1,639                -22               -3,571                 -82
    +200                  -46                -967                -13               -2,340                 -54
    +100                  -35                -395                 -5               -1,128                 -26
       0                    0                   0                  0                    0                   0
    -100                  -35                 341                  5                  956                  22
    -200                  -46                 673                  9                1,825                  42
    -300                  -57               1,274                 17                2,906                  67


     In the event of a 300 basis point change in interest rate based upon estimates as of June 30, 1998, the Bank would experience a 17% increase in NPV in a declining rate environment and a 22% decrease in NPV in a rising rate environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the decreased level of interest rate risk experienced by the Bank during fiscal year 1998 was a result of several agency bonds with long-term maturity being called and, thus, shortening asset maturities.

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

         The Company's most liquid asset is cash. At June 30, 1998, 1997 and 1996, cash totaled $1.8 million, $1.5 million and $1.1 million, respectively.
     The level of cash is dependent on the Company's operating, financing and investing activities. These activities are discussed below for the fiscal years ended June 30, 1998, 1997 and 1996.

     Year Ended June 30, 1998 Compared to Year Ended June 30, 1997. During the fiscal year ended June 30, 1998, cash increased $262,000 and interest-earning deposits increased $6,000. In addition, interest-bearing deposits decreased $11.0 million and FHLB advances decreased $7.8 million, paid from investment principal proceeds. The decrease in interest bearing deposits was the result of a less aggressive pricing strategy.

     Year Ended June 30, 1997 Compared to Year Ended June 30, 1996. During the fiscal year ended June 30, 1997, cash increased $386,000 and interest-earning deposits increased $415,000. In addition, interest-bearing deposits increased $9.0 million and FHLB advances decreased $8.6 million. The increase in deposits was used to repay advances.

     The primary investing activity of the Company is the origination of mortgage and consumer loans and the purchase of mortgage-backed securities and other securities. During the fiscal years ended June 30, 1998, 1997 and 1996, the Company originated mortgage loans of $18.4 million, $8.4 million and $15.3 million, respectively. The Company originated $2.2 million, $8.9 million and $7.3 million, respectively, of consumer loans during fiscal 1998, 1997 and 1996. During its year ended June 30, 1995, mortgage-backed securities purchased were $3.0 million.

     Liquidity management for the Company is both a daily and long-term function of the Company's management strategy. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) projected purchases of investment and mortgage-backed securities, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) liquidity of its asset/liability management program. Excess funds are generally invested in short-term investments such as short-term deposits and U.S. Agency obligations. In the event that the Company should require funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB of Indianapolis. Such borrowings, which must be collateralized, are limited by federal law to 20 times the amount paid for capital stock of the FHLB and are typically limited by FHLB policy to 50% of the Company's adjusted assets (total assets less borrowings). At June 30, 1998, the Company had $3.1 million in outstanding advances from the FHLB of Indianapolis and $1.1 million of FHLB stock. The Company has the ability to purchase additional stock from the FHLB which would be necessary for the Company to increase its FHLB borrowings.

     At June 30, 1998, the Company had outstanding loan commitments of $1.1 million. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from June 30, 1998 totaled $19.5 million. Management believes that a significant portion of such deposits will remain with the Company.

     The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions, is based upon a percentage of deposits and short-term borrowings. The required ratio at June 30, 1998 was 5%. The Bank's liquidity ratios were 8.83% and 11.3%, respectively, at June 30, 1998 and June 30, 1997.

     As a federally chartered savings bank, the Bank is required to maintain a minimum level of regulatory capital. At June 30, 1998, the Bank exceeded all of its capital requirements on a fully phased-in basis. The following table sets forth AmericanTrust's compliance with its capital requirements at June 30, 1998.

                                                             At June 30, 1998
                                                         -----------------------
                                                         Amount(1)       Percent
                                                         ---------       -------
Tangible Capital:
   Capital level ............................            $7,023            12.1%
   Requirement ..............................               870             1.5
                                                         ------            ----
   Excess ...................................            $6,153            10.6%
                                                         ======            ====

Core Capital:
   Capital level ............................            $7,023            12.0%
   Requirement(2) ...........................             1,749             4.0
                                                         ------            ----
   Excess ...................................            $5,274             9.0%
                                                         ======            ====

Risk-Based Capital:
   Capital level ............................            $7,404            19.0%
   Requirement(3) ...........................             3,118             8.0
                                                         ------            ----
   Excess ...................................            $4,286            11.0%
                                                         ======            ====

----------
(1) Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

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

     The Company adopted the statement on January 1, 1998, and as required by the statement restated all prior period EPS data presented in this Annual Report to Stockholders.

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

Impact of the Year 2000

     The Company has conducted a comprehensive review of its computer systems to identify applications that could be affected by the "Year 2000" issue, and has developed an implementation plan to address the issue. The Company's data processing is performed primarily in-house; however software and hardware utilized is under maintenance agreements with third party vendors, consequently the Company is very dependent on those vendors to conduct its business. The
Company has already contacted each vendor to request time tables for year 2000 compliance and expected costs, if any, to be passed along to the Company. To date, the Company has been informed that its primary service providers anticipate that all reprogramming efforts will be completed by December 31, 1999, allowing the Company adequate time for testing. Certain other vendors have not yet responded, however, the Company will pursue other options if it appears that these vendors will be unable to comply. Management does not expect these costs to have a significant impact on its financial position or results of operations however, there can be no assurance that the vendors systems will be 2000 compliant, consequently the Company could incur incremental costs to convert to another vendor. The Company has identified certain of its hardware and software equipment that will not be Year 2000 compliant and intends to purchase new equipment and software prior to March 31, 1999. These capital expenditures are expected to total approximately $250,000.

                      AMTRUST CAPITAL CORP. AND SUBSIDIARY

                        Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996

                      AMTRUST CAPITAL CORP. AND SUBSIDIARY
                                Table of Contents


                                                                            Page
--------------------------------------------------------------------------------


Financial Statements

   Independent auditor's report                                                1

   Consolidated balance sheet                                                  2

   Consolidated statement of income                                            3

   Consolidated statement of changes in stockholders' equity                   4

   Consolidated statement of cash flows                                        5

   Notes to consolidated financial statements                                  6

[OLIVE LETTERHEAD]

                          Independent Auditor's Report


To the Stockholders and
Board of Directors
AmTrust Capital Corp.
Peru, Indiana


We have audited the consolidated balance sheet of AmTrust Capital Corp. and subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of AmTrust Capital Corp. and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


Olive LLP
Indianapolis, Indiana
July 23, 1998, except for Note 15
   as to which the date is
   July 24, 1998

                      AMTRUST CAPITAL CORP. AND SUBSIDIARY
                           Consolidated Balance Sheet

June 30                                                                1998           1997
---------------------------------------------------------------------------------------------
Assets
   Cash and due from banks                                       $  1,776,692    $  1,514,563
   Interest-bearing deposits                                        1,099,107       1,093,288
   Investment securities
     Available for sale                                             4,349,636      12,148,535
     Held to maturity                                               1,139,995       2,067,249
                                                                 ----------------------------
         Total investment securities                                5,489,631      14,215,784
   Mortgage loans held for sale                                     1,944,088       1,081,538
   Loans                                                           43,091,521      50,167,394
   Allowance for loan losses                                         (517,653)       (522,743)
                                                                 ----------------------------
         Net loans                                                 42,573,868      49,644,651
   Premises and equipment                                           1,794,803       1,277,976
   Federal Home Loan Bank of Indianapolis stock                     1,050,000       1,050,000
   Cash surrender value--life insurance policies                    1,296,746       1,135,038
   Interest receivable                                                257,754         376,812
   Deferred income tax benefit                                         66,575         204,193
   Current income tax refundable                                      123,735         196,299
   Other assets                                                       595,610         455,320
                                                                 ----------------------------
         Total assets                                            $ 58,068,609    $ 72,245,462
                                                                 ============================
Liabilities
   Deposits
     Noninterest bearing                                         $    699,043    $    451,252
     Interest bearing                                              46,182,445      53,071,449
                                                                 ----------------------------
         Total deposits                                            46,881,488      53,522,701
   Advances from Federal Home Loan Bank of Indianapolis             3,070,405      10,901,738
   Interest payable                                                   101,259          85,254
   Other liabilities                                                  584,079         272,256
                                                                 ----------------------------
         Total liabilities                                         50,637,231      64,781,949
                                                                 ----------------------------
Commitments and Contingencies

Stockholders' Equity
   Preferred stock, $.01 par value
     Authorized and unissued--350,000 shares
   Common stock, $.01 par value
     Authorized--1,750,000 shares
     Issued--580,064 shares                                             5,801           5,801
   Paid-in capital                                                  4,236,559       4,193,137
   Retained earnings--substantially restricted                      4,284,019       4,249,256
   Unearned employee stock ownership plan ("ESOP")
     shares--27,594 and 34,804 shares                                (220,752)       (278,430)
   Treasury stock at cost--76,610 and 53,585 shares                  (915,583)       (553,086)
   Net unrealized gain (loss) on securities available for sale         41,334        (153,165)
                                                                 ------------    ------------
         Total stockholders' equity                                 7,431,378       7,463,513
                                                                 ------------    ------------

         Total liabilities and stockholders' equity              $ 58,068,609    $ 72,245,462
                                                                 ============    ============


See notes to consolidated financial statements.

                      AMTRUST CAPITAL CORP. AND SUBSIDIARY
                        Consolidated Statement of Income

Year Ended June 30                                           1998         1997         1996
----------------------------------------------------------------------------------------------
Interest Income
   Loans receivable                                       $3,652,724   $3,997,135   $3,949,769
   Investment securities, including dividends                943,926    1,074,817      875,140
   Deposits with financial institutions                       61,708       55,128      131,645
                                                          ------------------------------------
         Total interest income                             4,658,358    5,127,080    4,956,554
                                                          ------------------------------------

Interest Expense
   Deposits                                                2,187,280    2,257,431    2,314,154
   Advances from Federal Home Loan Bank of Indianapolis      663,727      912,693      769,631
                                                          ------------------------------------
         Total interest expense                            2,851,007    3,170,124    3,083,785
                                                          ------------------------------------

Net Interest Income                                        1,807,351    1,956,956    1,872,769
   Provision for loan losses                                  92,284       32,652      124,683
                                                          ------------------------------------

Net Interest Income After Provision for Losses on Loans    1,715,067    1,924,304    1,748,086
                                                          ------------------------------------

Other Income
   Service charges on deposit accounts                        99,981       76,847       98,091
   Gains on sale of
     Investment securities                                                              15,436
     Loans held for sale                                     283,611      174,974      200,274
     Deposits                                                                          180,613
     Bank premises                                                                      80,322
   Loan fees and service charges                              60,784       77,455       91,024
   Annuity and other commissions                             160,992      144,052       98,291
   Other income                                              108,858       82,278       83,181
                                                          -------------------------------------
                                                             714,226      555,606      847,232
                                                          ------------------------------------
Other Expenses
   Salaries and employee benefits                            982,195      915,164      869,743
   Net occupancy expenses                                    149,113      124,753      152,818
   Equipment expenses                                        118,454      107,881       97,914
   Data processing fees                                      118,508      106,589      117,178
   Deposit insurance expense                                  31,295      360,563      117,208
   Legal fees                                                 22,672       53,269       65,395
   Customer deposit account expense                           26,381       53,524       66,599
   Advertising and promotion                                  55,117       41,599       50,123
   Printing and office supplies                               54,886       48,463       59,688
   Bank fees                                                  60,006       49,290       71,875
   Repossession expense                                       66,268       18,200          738
   Other expenses                                            487,555      419,523      402,196
                                                          ------------------------------------
                                                           2,172,450    2,298,818    2,071,475
                                                          ------------------------------------

Income Before Income Tax                                     256,843      181,092      523,843
   Income tax expense                                        118,511       46,798      191,085
                                                          ------------------------------------

Net Income                                                $  138,332   $  134,294   $  332,758
                                                          ====================================

Basic Earnings per share                                        $.29         $.27         $.63
Diluted Earnings per share                                       .28          .27          .63


See notes to consolidated financial statements.

                      AMTRUST CAPITAL CORP. AND SUBSIDIARY
            Consolidated Statement of Changes in Stockholders' Equity



                                                            Common Stock
                                                       ----------------------          Paid-in          Retained          Unearned
                                                    Shares            Amount           Capital          Earnings         ESOP Shares
------------------------------------------------------------------------------------------------------------------------------------
Balances, July 1, 1995                              580,064         $    5,801        $4,170,097        $3,835,102        $(352,678)

   Net income for 1996                                                                                     332,758
   Purchase of common stock
   ESOP shares earned                                                                      8,121                             37,124
   Net change in unrealized gain (loss) on
     securities available for sale
                                                -----------------------------------------------------------------------------------

Balances, June 30, 1996                             580,064              5,801         4,178,218         4,167,860         (315,554)

   Net income for 1997                                                                                     134,294
   Dividends ($.10 per share)                                                                              (52,898)
   Purchase of common stock
   ESOP shares earned                                                                     14,919                             37,124
   Recognition and retention plan ("RRP")
     shares earned
   Net change in unrealized gain (loss) on
     securities available for sale
                                                -----------------------------------------------------------------------------------

Balances, June 30, 1997                             580,064              5,801         4,193,137         4,249,256         (278,430)

   Net income for 1998                                                                                     138,332
   Dividends ($.20 per share)                                                                             (103,569)
   Purchase of common stock
   ESOP shares earned                                                                     45,400                             57,678
   RRP shares earned                                                                        (890)
   Options exercised                                                                      (1,088)
   Net change in unrealized gain (loss) on
     securities available for sale
                                                -----------------------------------------------------------------------------------

Balances, June 30, 1997                             580,064              5,801         4,236,559         4,284,019        $(220,752)
                                                ===================================================================================


                                                                                     Net Unrealized
                                                                                     Gain (Loss) on
                                                        Treasury Stock                 Securities
                                                    ------------------------           Available
                                                    Shares            Amount            For Sale          Total
                                                    --------------------------------------------------------------

Balances, July 1, 1995                                                                 $ (21,187)      $ 7,637,135


   Net income for 1996                                                                                     332,758
   Purchase of common stock                         (52,205)       $  (535,299)                           (535,299)
   ESOP shares earned                                                                                       45,245
   Net change in unrealized gain (loss) on
     securities available for sale                                                      (268,550)         (268,550)
                                                    --------------------------------------------------------------


Balances, June 30, 1996                             (52,205)          (535,299)         (289,737)        7,211,289


   Net income for 1997                                                                                     134,294
   Dividends ($.10 per share)                                                                              (52,898)
   Purchase of common stock                          (5,000)           (56,250)                            (56,250)
   ESOP shares earned                                                                                       52,043
   Recognition and retention plan ("RRP")
     shares earned                                    3,620             38,463                              38,463
   Net change in unrealized gain (loss) on
     securities available for sale                                                       136,572           136,572
                                                    --------------------------------------------------------------


Balances, June 30, 1997                             (53,585)          (553,086)         (153,165)        7,463,513


   Net income for 1998                                                                                     138,332
   Dividends ($.20 per share)                                                                             (103,569)
   Purchase of common stock                         (29,220)          (429,523)                           (429,523)
   ESOP shares earned                                                                                      103,078
   RRP shares earned                                  3,295             35,488                              34,598
   Options exercised                                  2,900             31,538                              30,450
   Net change in unrealized gain (loss) on
     securities available for sale                                                       194,499           194,499
                                                    --------------------------------------------------------------
Balances, June 30, 1998                             (76,610)       $  (915,583)      $    41,334       $ 7,431,378
                                                    ==============================================================


See notes to consolidated financial statements.

                      AMTRUST CAPITAL CORP. AND SUBSIDIARY
                      Consolidated Statement of Cash Flows


Year Ended June 30                                                                        1998              1997             1996
-----------------------------------------------------------------------------------------------------------------------------------

Operating Activities
   Net income                                                                      $    138,332      $    134,294      $    332,758
   Adjustments to reconcile net income to net cash provided (used) by operating activities
     Provision for loan losses                                                           92,284            32,652           124,683
     Premium and discount amortization, net                                                 134              (289)            8,101
     Depreciation and amortization                                                      131,782           107,520            94,183
     Gains on sales of securities                                                                                           (15,436)
     Gain on sale of deposits                                                                                              (180,613)
     Gain on disposal of bank premises                                                                                      (80,322)
     Loss on disposal of equipment                                                        1,644
     Deferred income tax                                                                 14,108            32,881           (51,495)
     Current income tax refundable                                                       72,564          (174,194)
     Loans originated for sale                                                      (13,230,652)       (5,892,481)      (12,488,882)
     Proceeds from sales and paydowns on loans held for sale                         12,555,342         6,494,528        13,022,131
     Gains on sales of loans held for sale                                             (283,611)         (174,974)         (200,274)
     ESOP shares earned                                                                 103,078            52,043            45,245
     RRP compensation expense                                                            34,598            38,463
     Change in
       Interest receivable and other assets                                              75,139          (151,084)         (128,500)
       Cash surrender value of life insurance policies                                  (52,698)          (34,835)          (46,696)
       Interest payable and other liabilities                                           323,980          (261,307)          257,372
                                                                                   ------------------------------------------------
       Net cash provided (used) by operating activities                                 (23,976)          203,217           692,255
                                                                                   ------------------------------------------------

Investing Activities
   Net change in interest-bearing deposits                                               (5,819)         (475,446)        1,479,592
   Purchases of securities available for sale                                           (60,071)          (50,441)      (10,439,338)
   Payments on securities available for sale                                          8,075,682                           1,444,868
   Proceeds from sales of securities available for sale                                                                   3,748,088
   Payments on securities held to maturity                                              926,710           593,149         1,852,206
   Net change in mutual fund                                                            105,555
   Net change in loans                                                                6,978,499           123,042        (2,134,989)
   Proceeds from disposal of bank premises                                                                                  200,000
   Purchase of premises and equipment                                                  (650,253)         (260,977)         (177,056)
   Purchase of FHLB of Indianapolis stock                                                                                  (250,000)
   Purchase of life insurance policies                                                 (109,010)                           (109,010)
                                                                                   ------------------------------------------------
       Net cash provided (used) by investing activities                              15,261,293           (70,673)       (4,385,639)
                                                                                   ------------------------------------------------

Financing Activities
   Net change in deposits                                                            (6,641,213)        8,961,176        (5,772,323)
   Proceeds from FHLB advances                                                       28,200,000        38,716,570        41,300,000
   Repayment of FHLB advances                                                       (36,031,333)      (47,314,868)      (31,299,964)
   Exercise of options                                                                   30,450
   Purchase of common stock                                                            (429,523)          (56,250)         (535,299)
   Dividends paid                                                                      (103,569)          (52,898)
                                                                                   ------------------------------------------------
       Net cash provided (used) by financing activities                             (14,975,188)          253,730         3,692,414
                                                                                   ------------------------------------------------


Net Change in Cash                                                                      262,129           386,274              (970)


Cash and Due From Banks, Beginning of Year                                            1,514,563         1,128,289         1,129,259
                                                                                   ------------------------------------------------


Cash and Due From Banks, End of Year                                               $  1,776,692      $  1,514,563      $  1,128,289
                                                                                   ================================================


Additional Cash Flows and Supplementary Information
   Interest paid                                                                   $  2,835,002      $  3,192,068      $  3,058,401
   Income tax paid                                                                       36,038           283,711           127,350
   Capitalized mortgage servicing rights                                                 96,371

See notes to consolidated financial statements.

                      AMTRUST CAPITAL CORP. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


Note 1 -- Nature of Operations and Summary of Significant Accounting Policies

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

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services in a single significant business segment. As a federally-chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation.

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

Consolidation--The consolidated financial statements include the accounts of the Company, the Bank, and IFSCO after elimination of all material intercompany transactions.

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

Mortgage loans held for sale are recorded at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

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

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of June 30, 1998, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

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

Earnings per share have been computed based upon the weighted average common shares outstanding and potential common shares. Unearned ESOP shares have been excluded from the computation of average common shares and potential common shares outstanding.


Note 2 -- Investment Securities

                                                                          1998
                                        ------------------------------------------------------------------
                                                                 Gross            Gross
                                             Amortized        Unrealized        Unrealized          Fair
June 30                                        Cost             Gains             Losses            Value
----------------------------------------------------------------------------------------------------------
Available for sale
   Federal agencies                           $  500                              $    1            $  499
   Mortgage-backed securities                  2,717            $   15                 6             2,726
   Mutual funds                                1,071                55                 1             1,125
                                              ------------------------------------------------------------
         Total available for sale              4,288                70                 8             4,350
                                              ------------------------------------------------------------

Held to maturity
   Mortgage-backed securities                  1,063                 5                15             1,053
   Other asset-backed securities                  77                                  35                42
                                              ------------------------------------------------------------
         Total held to maturity                1,140                 5                50             1,095
                                              ------------------------------------------------------------

         Total investment securities          $5,428            $   75            $   58            $5,445
                                              ============================================================


                                                                          1997
                                        ------------------------------------------------------------------
                                                                 Gross           Gross
                                             Amortized        Unrealized        Unrealized          Fair
June 30                                        Cost             Gains             Losses            Value
----------------------------------------------------------------------------------------------------------
Available for sale
   Federal agencies                           $ 8,500                             $    191         $ 8,309
   Mortgage-backed securities                   2,792                                   68           2,724
   Mutual funds                                 1,117                                    1           1,116
                                              ------------------------------------------------------------
         Total available for sale              12,409                                  260          12,149
                                              ------------------------------------------------------------

Held to maturity
   Federal agencies                               500                                    7             493
   Mortgage-backed securities                   1,384                                   34           1,350
   Other asset-backed securities                  183                                   33             150
                                              ------------------------------------------------------------
         Total held to maturity                 2,067                                   74           1,993
                                              ------------------------------------------------------------

         Total investment securities          $14,476           $     0           $    334         $14,142
                                              ============================================================

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The amortized cost and fair value of securities held to maturity and available for sale at June 30, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  Available for Sale               Held to Maturity
                                             ----------------------------------------------------------
                                             Amortized             Fair         Amortized          Fair
                                               Cost                Value          Cost            Value
--------------------------------------------------------------------------------------------------------
Less than one
One to five years
Five to ten years                            $   500           $    499
After ten years
                                             -----------------------------------------------------------
                                                 500                499
Mortgage-backed securities                     2,717              2,726          $1,063           $1,053
Other asset-backed securities                                                        77               42
Mutual funds                                   1,071              1,125
                                             -----------------------------------------------------------

         Totals                               $4,288             $4,350          $1,140           $1,095
                                             ===========================================================

Securities with a carrying value of $314,314 and $8,146,000 were pledged at June 30, 1998 and 1997 to secure FHLB advances.

There were no sales of securities for the years ended June 30, 1998 and 1997. Proceeds from sales of securities available for sale during 1996 were
$3,748,000. Gross gains of $15,000 for the year ended June 30, 1996 were realized on those sales.


Note 3 -- Loans Allowance

June 30                                                                   1998             1997
-------------------------------------------------------------------------------------------------
Loans at June 30
   Real estate mortgage loans--1 to 4 family dwellings                  $22,744           $24,460
   Real estate mortgage loans--other                                      1,956             2,307
   Consumer loans                                                       16,595            20,577
   Construction loans                                                      179               919
   Lease contracts                                                       1,132             1,491
                                                                  --------------------------------
         Total loans                                                    42,606            49,754
                                                                  --------------------------------

   Undisbursed portion of loans                                           (439)             (857)
   Unearned interest                                                       (16)              (25)
   Deferred loan fees and costs, net                                       941             1,295
                                                                  --------------------------------
                                                                           486               413
                                                                  --------------------------------

                                                                       $43,092           $50,167
                                                                  ================================

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Year Ended June 30                                                                    1998                1997                1996
------------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses
   Balances, July 1                                                                 $   523             $   494             $   400
   Provision for loan losses                                                             92                  33                 125
   Recoveries on loans                                                                                        5
   Loans charged off                                                                    (97)                 (9)                (31)
                                                                                    -----------------------------------------------

   Balances, June 30                                                                $   518             $   523             $   494
                                                                                    ===============================================

June 30                                                                                1998                1997                1996
-----------------------------------------------------------------------------------------------------------------------------------

Impaired and other nonperforming loans at June 30
    Total impaired (no allowance is required)                                       $   278             $   280
   Nonaccruing                                                                        1,767               1,796             $ 1,580
   Restructured                                                                         359                 363                 809

Other information on impaired loans:

Year Ended June                                                                                            1998                1997
-----------------------------------------------------------------------------------------------------------------------------------

Average balance of impaired loans                                                                       $   279             $   282
Interest income recognized on impaired loans                                                                 27                  14
Cash-basis interest included above                                                                           25                  12


Additional interest income of approximately $171,000, $169,000 and $26,000 for 1998, 1997 and 1996 would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on the accrual basis under their original terms.

The Bank has a business relationship with Bennett Funding Group, Inc. ("BFGI") which filed for Chapter 11 bankruptcy protection on March 29, 1996. From 1992 to 1995, the Bank purchased commercial lease contracts covering business equipment from BFGI, for which BFGI acts as servicer. At June 30, 1998 and 1997, the book value of the Bank's lease contracts totaled $449,000 and $817,000. In addition, the Bank had $674,000 at June 30, 1998 and 1997 in Short Term Dealer Contracts with Bennett Leasing Corporation ("BLC") which were later included in the bankruptcy proceedings. Newspaper reports have indicated that BFGI may have utilized fictitious leases in some of its business activities. The Securities and Exchange Commission has filed a criminal and civil suit against an officer of BFGI which alleges various fraudulent actions including the sale of the same leases to two or more buyers. An allowance for loan losses of $216,000 has been allocated for potential losses on leases. The leases are currently on non-accrual status. BFGI continues to service the lease contracts and has initially remitted $350,000 during June 1998 under the conservatorship of the court-appointed Trustee. The Bank is continuing to pursue collection of the remaining balance of the contracts. The Company is continuing to evaluate the allegations against BFGI and BLC and the effect that the bankruptcy filing will have on its leases and its collateral. Until the evaluation is complete, management is unable to predict with any certainty the effects of the bankruptcy on the Bank.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

--------------------------------------------------------------------------------

Balances, July 1, 1997                                                    $470

New loans, including renewals                                              451
Payments, etc., including renewals                                        (331)
                                                                    ------------

Balances, June 30, 1998                                                   $590
                                                                    ============


Note 4 -- Premises and Equipment

June 30                                                  1998           1997
--------------------------------------------------------------------------------

Land                                                    $   173         $   173
Buildings and land improvements                           1,477           1,060
Furniture and equipment                                   1,000             768
                                                    ----------------------------
       Total cost                                         2,650           2,001
Accumulated depreciation                                   (855)           (723)
                                                    ----------------------------

         Net                                             $1,795          $1,278
                                                    ============================

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 5 -- Deposits

June 30                                                           1998     1997
--------------------------------------------------------------------------------

Noninterest bearing                                            $   699   $   451
Interest-bearing demand                                          7,034     6,849
Savings deposits                                                10,089    11,592
Certificates and other time deposits of $100,000 or more        10,798    13,287
Other certificates and time deposits                            18,261    21,344
                                                               -----------------

       Total deposits                                          $46,881   $53,523
                                                               =================

Certificates and other time deposits maturing in years ending June 30


 1999                                                          $19,459
 2000                                                            4,277
 2001                                                            2,172
 2002                                                              849
 2003                                                            1,960
Thereafter                                                         342
                                                               -------

                                                               $29,059
                                                               =======



Note 6 -- Advances From Federal Home Loan Bank of Indianapolis

                            1998                          1997
                    ---------------------        ------------------------
                                 Weighted                        Weighted
                                 Average                         Average
June 30               Amount      Rate           Amount           Rate
-----------------------------------------        ------------------------

Maturities in years
 ending June 30

1998                                            $ 6,900           5.97%
1999                 $ 1,390      6.04%           1,630           5.97
2006                   1,680      6.71            2,372           6.71
                       -----                      -----


                     $ 3,070      6.41          $10,902           6.13
                     =======                    =======           ====


The terms of a security agreement with the FHLB require the Bank to pledge as collateral for advances specific qualifying first mortgage loans in an amount of approximately $4,668,000, securities in an amount of approximately $314,000, and all stock in the FHLB. Advances are subject to restrictions or penalties in the event of prepayment.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 7 -- Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage loans serviced for others totaled $31,833,000 at June 30, 1998; $29,025,000 at June 30, 1997; and $27,887,000 at June 30, 1996.

On July 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights. This Statement requires the capitalization of retained mortgage servicing rights on originated or purchased loans by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans (without the servicing rights) based on their relative fair values. SFAS No. 122 was superseded during 1996 by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 125 (as did SFAS No. 122) requires the assessment of impairment of capitalized mortgage servicing rights and requires that impairment be recognized through a valuation allowance based on the fair value of those rights. The aggregate fair value of capitalized mortgage servicing rights at June 30, 1998 approximates carrying value.

Year Ended June 30                                   1998          1997
--------------------------------------------------------------------------------

Mortgage servicing rights
   Balance, beginning of year                       $  48
   Servicing rights capitalized                        96          $53
   Amortization of servicing rights                   (29)          (5)
                                              ---------------------------
   Balances, end of year                             $115          $48
                                              ===========================

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 8 -- Income Tax

Year Ended June 30                                                        1998           1997          1996
------------------------------------------------------------------------------------------------------------------------------------
Income tax expense
   Currently payable
     Federal                                                             $   72          $  9          $182
     State                                                                   33             5            61
   Deferred
     Federal                                                                 14            27           (36)
     State                                                                                  6           (16)
                                                                      -----------------------------------------

         Total income tax expense                                          $119           $47          $191
                                                                      =========================================

Reconciliation of federal statutory to actual tax expense
   Federal statutory income tax at 34%                                    $  87           $62          $178
   Non-taxable income                                                       (25)          (12)          (17)
   Non-deductible expenses                                                   20             9             9
   Effect of state income taxes                                              21             7            30
   Other                                                                     16           (19)           (9)
                                                                      -----------------------------------------

         Actual tax expense                                                $119           $47          $191
                                                                      =========================================

         Effective income tax rate                                         46.1%         25.8%         34.0%
                                                                      =========================================

The tax expense related to securities gains was $6,174 for 1996.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

June 30                                                     1998          1997
--------------------------------------------------------------------------------
Assets
   Allowance for loan losses                                $171           $172
   Deferred compensation                                      85             59
   Accounting for accrued expenses                            15
   Allowance for accrued interest                             15             12
   Unrealized losses on securities available for sale                       103
   Other                                                       2             10
                                                           ---------------------
         Total assets                                        288            356
                                                           ---------------------

Liabilities
   Depreciation                                               81             72
   State income tax                                            7              9
   Mortgage servicing rights                                  49             21
   Loan fees                                                  41             30
   FHLB stock dividends                                       20             20
   Unrealized gain on securities                              20
   Other                                                       3
                                                           ---------------------
         Total liabilities                                   221            152
                                                           ---------------------

                                                           $  67           $204
                                                           =====================

No valuation allowance was required at June 30, 1998 or June 30, 1997.

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


Note 9 -- Commitments and Contingent Liabilities

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

Financial instruments whose contract amount represents credit risk at June 30 were as follows:

                                                         1998      1997
--------------------------------------------------------------------------------

Mortgage loan commitments                                $35       $181
Consumer loan commitments                                726        766
Mandatory commitments to sell loans to investors
  with interest rates ranging from 7.63% to 12.45%       322        258
Loans sold with recourse                               1,938      2,507

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


Note 10 --Dividends and Capital Restrictions

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

At June 30, 1998, total stockholder's equity of the Bank was $6,877,000, of which approximately $2,498,000 was available for the payment of dividends.


Note 11 -- Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At June 30, 1998 and 1997, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since June 30, 1998 that management believes have changed the Bank's classification.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The Bank's actual and required capital amounts and ratios are as follows:

                                                                                    1998
                                                    -----------------------------------------------------------------------
                                                                                Required for            To Be Well
                                                            Actual             Adequate Capital(1)     Capitalized(1)
                                                    -----------------------------------------------------------------------
June 30                                                Amount      Ratio      Amount      Ratio     Amount       Ratio
---------------------------------------------------------------------------------------------------------------------------
Total risk-based capital(1) (to risk-weighted assets)  $7,404      19.0%      $3,118       8.0%     $3,898      10.0%

Core capital(1) (to adjusted tangible assets)           7,023      12.1%       1,740       4.0%      3,480       6.0%

Core capital(1) (to adjusted total assets)              7,023      12.0%       1,749       4.0%      2,914       5.0%

----------
(1) As defined by regulatory agencies


The Bank's tangible capital at June 30, 1998 was $7,023,000, which amount was 12.0% of tangible assets and exceeded the required ratio of 1.5%.

                                                                                    1997
                                                    -----------------------------------------------------------------------
                                                                                Required for            To Be Well
                                                            Actual             Adequate Capital(1)     Capitalized(1)
                                                    -----------------------------------------------------------------------
June 30                                                Amount      Ratio      Amount      Ratio     Amount       Ratio
---------------------------------------------------------------------------------------------------------------------------
Total risk-based capital(1) (to risk-weighted assets)  $7,642      16.8%      $3,640       8.0%     $4,550      10.0%

Core capital(1) (to adjusted tangible assets)           7,260      10.1%       2,165       4.0%      4,330       6.0%

Core capital(1) (to adjusted total assets)              7,260      10.1%       2,167       4.0%      3,609       5.0%

----------
(1) As defined by regulatory agencies


The Bank's tangible capital at June 30, 1997 was $7,260,000, which amount was 10.1% of tangible assets and exceeded the required ratio of 1.5%.


Note 12-Employee Benefit Plans

The Bank participates in a noncontributory multi-employer pension plan covering all qualified employees. The plan is administered by the trustees of the Pentegra Group (formerly the Financial Institutions Retirement Fund). There is no separate valuation of benefits nor segregation of plan assets specifically for the Bank because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer, nor are the plan assets so segregated. However, as of June 30, 1997, the total plan assets exceeded the actuarially determined value of total vested benefits. Pension expense is recognized in the amount of calculated contributions (which have not been required since July 1987).

The Bank has a supplemental retirement plan and deferred compensation arrangements for the benefit of certain officers. These arrangements are funded by life insurance contracts which have been purchased by the Bank. The Bank's expense for the plan was $6,500, $5,800 and $4,800 for the years ended June 30, 1998, 1997 and 1996.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The Bank also has deferred compensation arrangements with certain directors whereby, in lieu of currently receiving fees, the directors or their beneficiaries will be paid benefits for an established period following the director's retirement or death. These arrangements are funded by life insurance contracts which have been purchased by the Bank. The Bank's expense for the plan was $43,000, $34,100 and $32,500 for the years ended June 30, 1998, 1997 and
1996.

The Company has an ESOP covering substantially all employees of the Bank. The ESOP acquired 46,405 shares at $8.00 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $371,240 of stock acquired by the ESOP was reflected as a reduction to stockholders' equity. Unearned ESOP shares totaled 27,594 and 34,804 at June 30, 1998 and 1997 and had a fair value of $394,925 at June 30, 1998 and $439,401 at June 30, 1997. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which will be distributed to participants, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Bank, are made to the ESOP. The expense under the ESOP was $103,078, $52,043 and $45,245 for the years ended June 30, 1998, 1997 and
1996. At June 30, 1998 and 1997, the ESOP had 19,259 and 13,498 allocated shares and 27,146 and 32,439 suspense shares.

The Bank has a Recognition and Retention Plan ("RRP"). Effective on October 23, 1995, awards of grants for 23,202 shares were issued to various directors, officers and employees of the Bank. These awards generally are to vest and be earned by the recipient at a rate of 20 percent per year, commencing October 23, 1996. The shares, once earned, are issued from Treasury stock. The expense under the RRP was $34,598 and $61,075 for the years ended June 30, 1998 and 1997.


Note 13 --  Stock Option Plan

Under the Bank's incentive stock option plan, which is accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Bank grants selected executives and other key employees stock option awards which vest at a rate of 20 percent per year and become fully exercisable at the end of five years of continued employment. A total of 58,006 common shares have been reserved for issuance under the plan. The exercise price of each option granted to date, which has a ten-year life, has been equal to the market price of the Bank's stock on the date of grant; therefore, no compensation expense has been recognized.

Although the Bank has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Bank had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                     1998      1997      1996
                                                --------------------------------
Risk-free interest rates                             5.81%      6%         6%
Dividend yields                                      1.45%      2%         2%
Volatility factors of expected
 market price of common stock                        15.7%      13%        13%

Weighted-average expected life of the options     8 years    8 years    8 years

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                  1998       1997        1996
                                                --------------------------------
Net income                     As reported      $138,332   $134,294   $332,758
                                  Pro forma      118,138    112,496    310,960
Basic earnings per share       As reported           .29        .27        .63
                                  Pro forma          .25        .23        .59
Diluted earnings per share     As reported           .28        .27        .63
                                  Pro forma          .24        .23        .59


The following is a summary of the status of the Bank's stock option plan and changes in that plan as of and for the years ended June 30, 1998, 1997 and 1996.

Year Ended June 30                              1998                          1997                       1996
------------------------------------------------------------------------------------------------------------------------------------

                                                    Weighted-                     Weighted-                   Weighted-
                                                    Average Exercise              Average Exerci              Average Exerci
Options                                Shares       Price           Shares        Price          Shares       Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year         43,381       $   10.50       46,629       $   10.50
Granted                                 1,000           16.19                                    47,957       $   10.50
Exercised                              (2,900)          10.50
Forfeited/expired                      (4,350)          10.50       (3,248)          10.50       (1,328)          10.50
                                      ---------                     -------                    ---------
Outstanding, end of year               37,131           10.65       43,381           10.50       46,629           10.50
                                      =========                     =======                    =========
Options exercisable at year end        14,940                        9,326
Weighted-average fair value of
  options granted during the year     $  4.84                                                                 $    2.81


As of June 30, 1998, 36,131 options outstanding have an exercise price of $10.50 and a remaining contractual life of eight years and 1,000 options outstanding have an exercise price of $16.19 and a remaining contractual life of 10 years.

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 14 --  Earnings Per Share

Earnings per share (EPS) were computed as follows:

                                                                                              Year Ended June 30, 1998
                                                                                ----------------------------------------------------
                                                                                            Weighted Average
                                                                                  Income         Shares             Per-Share Amount
------------------------------------------------------------------------------------------------------------------------------------

Basic Earnings Per Share
   Income available to common stockholders                                         $138          480,208                  $.29
Effect of Dilutive Securities
   Stock options and awards                                                                       11,426
                                                                                ------------------------------
Diluted Earnings Per Share

   Income available to common stockholders and assumed conversions                 $138          491,634                  $.28
                                                                                ===================================================



                                                                                        Year Ended June 30, 1997
                                                                                ----------------------------------------------------
                                                                                            Weighted Average
                                                                                  Income         Shares             Per-Share Amount
------------------------------------------------------------------------------------------------------------------------------------

Basic Earnings Per Share
   Income available to common stockholders                                         $134          491,287                  $.27
Effect of Dilutive Securities
   Stock options and awards                                                                        2,633
                                                                                ------------------------------
Diluted Earnings Per Share

   Income available to common stockholders and assumed conversions                 $134          493,920                  $.27
                                                                                ====================================================



                                                                                              Year Ended June 30, 1996
                                                                                ----------------------------------------------------
                                                                                            Weighted Average
                                                                                  Income         Shares             Per-Share Amount
------------------------------------------------------------------------------------------------------------------------------------

Basic Earnings Per Share
   Income available to common stockholders                                         $333          527,669                  $.63
Effect of Dilutive Securities
   Stock options and awards
                                                                                ------------------------------
Diluted Earnings Per Share

   Income available to common stockholders and assumed conversions                 $333          527,669                  $.63
                                                                                ====================================================

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Options to purchase 46,629 shares of common stock at $10.50 per share were outstanding at June 30, 1996 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


Note 15-Subsequent Event

On July 24, 1998, the Bank acquired a branch facility. This acquisition added approximately $11,000,000 of deposits to the Bank's customer base.

Note 16-Fair Values of Financial Instruments

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

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The estimated fair values of the Company's financial instruments are as follows:

                                                                        1998                                1997
                                             ----------------------------------------------------------------------------------
                                                               Carrying         Fair            Carrying            Fair
                                                                Amount          Value            Amount             Value
-------------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and due from banks                                    $ 1,777          $ 1,777          $ 1,515          $ 1,515
   Interest-bearing deposits                                    1,099            1,099            1,093            1,093
   Investment securities available for sale                     4,350            4,350           12,149           12,149
   Investment securities held to maturity                       1,140            1,095            2,067            1,993
   Loans including loans held for sale, net                    44,518           43,414           50,726           49,540
   Stock in FHLB                                                1,050            1,050            1,050            1,050
   Interest receivable                                            258              258              377              377

Liabilities
   Deposits                                                    46,881           46,993           53,523           53,488
   FHLB advances                                                3,070            3,075           10,902           10,857
   Interest payable                                               101              101               85               85


Note-17 -- Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                            Condensed Balance Sheet

June 30                                                         1998       1997
--------------------------------------------------------------------------------
Assets
   Cash on deposit                                           $    242    $   233
   Investment in subsidiary                                     7,093      7,182
   Other assets                                                   117         73
                                                         -----------------------
         Total assets                                          $7,452     $7,488
                                                         =======================
Liabilities                                                  $     21   $     24
Stockholders' Equity                                            7,431      7,464
                                                         -----------------------
         Total liabilities and stockholders' equity            $7,452     $7,488
                                                         =======================

AMTRUST CAPITAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


                          Condensed Statement of Income


Year Ended June 30                                                                       1998              1997           1996
------------------------------------------------------------------------------------------------------------------------------------
Income
   Dividend income from subsidiary                                                        $500             $300
   Interest income                                                                          23               24         $  27
                                                                                      ----------------------------------------------
                                                                                           523              324            27

Other expenses                                                                             122              143            87
                                                                                      ----------------------------------------------
Income (loss) before income tax and equity in undistributed income of subsidiary           401              181           (60)
Income tax benefit                                                                          21               46            21
                                                                                      ----------------------------------------------
Income (loss) before equity in undistributed income of subsidiary                          422              227           (39)
Equity in undistributed income (distribution in excess of income) of subsidiary           (284)             (93)          372
                                                                                      ----------------------------------------------
Net Income                                                                                $138             $134          $333
                                                                                      ==============================================


                        Condensed Statement of Cash Flows


Year Ended June 30                                                                       1998              1997           1996
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                                             $138            $134             $333
   Adjustments to reconcile net income to net cash provided
    (used) by operating activities                                                         375             164             (349)
                                                                                   -------------------------------------------------
         Net cash provided (used) by operating activities                                  513             298              (16)
                                                                                   -------------------------------------------------
Financing Activities
   Purchase of common stock                                                               (430)            (56)            (535)
   Exercise of options                                                                      30
   Dividends                                                                              (104)            (53)
                                                                                   -------------------------------------------------
         Net cash used by financing activities                                            (504)           (109)            (535)
                                                                                   -------------------------------------------------
Net Increase (Decrease) in Cash                                                              9             189             (551)
Cash at Beginning of Year                                                                  233              44              595
                                                                                   -------------------------------------------------
Cash at End of Year                                                                       $242            $233             $ 44
                                                                                   =================================================

                             STOCKHOLDER INFORMATION


Corporate Office

20 West Fifth Street
Peru, Indiana  46970

Annual Meeting

     The Annual Meeting of Stockholders will be held at 9:00 a.m., Peru, Indiana time on October 19, 1998 at the Company's office located at 20 West Fifth Street, Peru, Indiana.

Annual Report on Form 10-KSB

     A copy of AmTrust Capital Corp.'s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained without charge upon written request to Deborah M. Huff, AmTrust Capital Corp., 20 West Fifth Street, Peru, Indiana 46970, or by calling (765) 472-1991.

Registrar/Transfer Agent

     Communications regarding change of address, transfer of stock and lost certificates should be sent to:

                       American Securities Transfer, Inc.
                              1825 Lawrence Street
                           Denver, Colorado 80202-1817

                                      ####


                                   Accountants

                                    Olive LLP
                            201 North Illinois Street
                        Indianapolis, Indiana 46204-1904

                                  Local Counsel

                            James Berkshire, Esquire
                               16 East 5th Street
                               Peru, Indiana 46970

                                 Special Counsel

                         Silver, Freedman & Taff, L.L.P.
                              Suite 700 East Tower
                            1100 New York Avenue, NW
                            Washington, DC 20005-3934

Stock Listing

     AmTrust Capital Corp.'s common stock is on the OTC Electronic Bulletin Board under the symbol "ATSB." At September 14, 1998, there were 497,454 shares of AmTrust Capital Corp. common stock issued and outstanding and there were approximately 200 holders of record. The price range of the common stock for each quarter and dividends per share were as follows:

                                       STOCK PRICE           DIVIDENDS
       FISCAL 1998                  HIGH          LOW         PER SHARE
       -----------                  ----          ---         ---------
First Quarter...........         $13.875        $12.75          $.05
Second Quarter..........          14.25          13.75           .05
Third Quarter...........          15.109         15.109          .05
Fourth Quarter..........          15.75          14.25           .05


                                       STOCK PRICE           DIVIDENDS
       FISCAL 1998                  HIGH          LOW         PER SHARE
       -----------                  ----          ---         ---------
First Quarter..........         $  9.50        $  8.50         $  N/A
Second Quarter.........           10.625          8.75            N/A
Third Quarter..........           12.375         10.00           .05
Fourth Quarter.........           12.75          11.50           .05


Market Makers

Capital Resources, Inc.
Rodman & Renshaw, Inc.
Mayer & Schweitzer, Inc.
McDonald & Company Securities, Inc.
Tucker Anthony, Inc.

Dividends

         The Company began paying a cash dividend during the third quarter of fiscal 1997 and continued each quarter of fiscal 1998. The Board of Directors considers the payment of cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, AmericanTrust, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Notes to the Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

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

Deborah M. Huff
Treasurer and Chief Financial Officer